EXPEDITED REVIEW REQUESTED UNDER 17 CFR 270.0-5(d)

UNITED STATES OF AMERICA BEFORE THE
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

IN THE MATTER OF:

~~DESTRA MULTI-ALTERNATIVE FUND AND DESTRA CAPITAL ADVISORS LLC~~DNP SELECT INCOME FUND INC., DUFF & PHELPS UTILITY AND INFRASTRUCTURE FUND INC., VIRTUS ARTIFICIAL INTELLIGENCE & TECHNOLOGY OPPORTUNITIES FUND, VIRTUS DIVERSIFIED INCOME & CONVERTIBLE FUND, VIRTUS DIVIDEND, INTEREST & PREMIUM STRATEGY FUND, VIRTUS EQUITY & CONVERTIBLE INCOME FUND, DUFF & PHELPS INVESTMENT MANAGEMENT CO. AND VIRTUS INVESTMENT ADVISERS, LLC.

FIRST AMENDED AND RESTATED APPLICATION PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED (THE "ACT") FOR AN ORDER ~~GRANTING EXEMPTIONS~~AMENDING THE ORDER ISSUED AUGUST 26, 2008 EXEMPTING THE APPLICANTS FROM SECTION 19(b) OF THE ACT AND RULE 19b-1 THEREUNDER

Investment Company Act of 1940 File No. 812-16005

PLEASE SEND ALL COMMUNICATIONS AND ORDERS TO:

~~Joshua B. Deringer~~
~~Faegre Drinker Biddle & Reath LLP~~
Kathryn L. Santoro
Virtus Investment Partners, Inc.
One ~~Logan Square, Ste. 2000~~Financial Plaza
~~Philadelphia, PA 19103-6996~~
~~(215) 988-2959~~
~~joshua.deringer@faegredrinker~~Hartford, CT 06103
(860) 503-1116
kate.santoro@virtus.com

WITH A COPY TO:

~~Robert A. Watson~~
~~C/O Destra Capital Advisors LLC~~
~~443 N Willson Avenue~~
~~Bozeman, MT 59715~~

Adam D. Kanter	Mark D. Perlow
Mayer Brown LLP	Stephanie Capistron
1999 K Street, NW	Dechert LLP
Washington, DC 20006-1101	One Bush Street, Suite 1600
	San Francisco, CA 94104

This Application (including Exhibits) consists of ~~53~~94 pages
The Exhibit Index is on page ~~14~~15
As filed with the U.S. Securities and Exchange Commission on ~~October 18, 2024~~May 13, 2026

I.INTRODUCTION

~~Destra Multi-Alternative Fund (the "*Fund*") and Destra Capital Advisors LLC ("*Destra*" and together with the Fund (the "*Applicants*")~~DNP Select Income Fund Inc. ("*DNP*"), Duff & Phelps Utility and Infrastructure Fund Inc. ("*DPG*"), Virtus Artificial Intelligence & Technologies Opportunities Fund ("*AIO*"), Virtus Diversified Income & Convertible Fund ("*ACV*"), Virtus Dividend, Interest & Premium Strategy Fund ("*NFJ*"), and Virtus Equity & Convertible Income Fund ("*NIE*" and together with DNP, DPG, AIO, ACV, and NFJ, each a "*Fund*" and collectively, the "*Funds*"), with Duff & Phelps Investment Management Co. (the "*Duff & Phelps Adviser*") and Virtus Investment Advisers, LLC (the "*Virtus Adviser*" and together with the Duff & Phelps Adviser and the Funds, the "*Applicants*")[1] hereby submit this amended and restated application for an order (the "*Order*") of the Securities and Exchange Commission (the "*Commission*") pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the "*1940 Act*"), providing the Funds, and each other closed-end management investment company registered under the 1940 Act advised or to be advised in the future by ~~Destra~~the Duff & Phelps Adviser or the Virtus Adviser, or by an entity controlling, controlled by or under common control (within the meaning of Section 2(a)(9) of the 1940 Act) with ~~Destra~~the Duff & Phelps Adviser or the Virtus Adviser (including any successor in interest~~[1]~~)[2] (each such entity~~, including Destra~~, the "*Adviser*") that in the future seeks to rely on the Order (such investment companies, together with the Funds, are collectively referred to herein as the "*Funds*" and each separately as a "*Future Fund*"), an exemption from the provisions of Section 19(b) of the 1940 Act and Rule 19b-1 thereunder, as more fully set forth below (the "*Application*").~~[2] The Fund and the Future Funds are hereinafter collectively referred to as the "Funds" and separately as a "*Fund*."~~[3] The Order would supersede the exemptive order issued by the Commission on August 26, 2008 (the "*Prior Order*")[4] that was granted pursuant to Section 19(b) of the 1940 Act and Rule 19b-1 thereunder, with the result that no person will continue to rely on the Prior Order if the Order is granted.

II.THE APPLICANTS

~~The Fund~~DNP is organized as a ~~Delaware statutory trust, which~~Maryland corporation and is registered under the 1940 Act as a non-diversified, closed-end management investment company and commenced operations on ~~March 16, 2012. The Fund's~~January 21, 1987. DNP's common shares are listed on the New York Stock Exchange ("*NYSE*"), a national securities exchange as defined in Section 2(a)(26) of the 1940 Act. ~~Although the Fund does not currently intend to issue preferred shares, the board of trustees of the Fund may authorize the issuance of preferred shares in the future~~As of October 31, 2025, the Fund had $132 million of fixed rate preferred stock, $200 million of fixed rate senior notes outstanding, and $773 million of floating rate secured debt outstanding under a committed loan facility.

DNP's primary investment objectives are current income and long-term growth of income. Capital appreciation is a secondary objective. DNP pursues its investment objectives by investing primarily in a diversified portfolio of equity and fixed income securities of companies in the public utilities industry. Under normal market conditions, more than 65% of DNP's total assets will be invested in securities of public utility companies engaged in the production, transmission or distribution of electric energy, gas or telephone services. DNP's policy of concentrating its investments in the utilities industry has been developed to take advantage of the characteristics of securities of companies in that industry. Historically, securities of companies in the public utilities industry have tended to produce current income and long-term growth of income for their holders. They are well suited to DNP's primary investment objectives.

---

[1] DPG, AIO, ACV, NFJ, NIE and the Virtus Adviser were not named as applicants in the Prior Order (as defined below). DPG relies on the Prior Order as a registered closed-end investment company that is advised by the Duff & Phelps Adviser, as permitted by the Prior Order. AIO, ACV, NFJ, and NIE rely on the Prior Order as registered closed-end investment companies that are advised by the Virtus Adviser, an entity under common control with the Duff & Phelps Adviser, as permitted by the Prior Order. Both the Duff & Phelps Adviser and Virtus Adviser are indirect wholly owned subsidiaries of Virtus Investment Partners, Inc.

[2] For the purposes of the requested order, "successor" is limited to an entity that results from a reorganization into another jurisdiction or a change in the type of business organization.

[3] ~~The only registered closed end investment company~~ Each entity that currently intends to rely on the Order has been named as an Applicant. Any Fund that may rely on the Order in the future will comply with the terms and conditions of the Application.

[4] DNP Select Income Fund Inc., et al. (File No. 812-13377), Release No. IC-28348 (July 31, 2008) (notice), Release No. IC-28-28368 (August 26, 2008) (order).

DPG is organized as a Maryland corporation and is registered under the 1940 Act as a non-diversified, closed-end management investment company and commenced operations on July 29, 2011. DPG's common shares are listed on the NYSE. As of October 31, 2025, DPG had $25 million of floating rate mandatory redeemable preferred stock outstanding and $135 million of floating rate secured debt outstanding under a bank margin loan facility.

DPG's primary investment objective is to seek total return resulting *primarily* from (i) a high level of current income with an emphasis on providing tax-advantaged dividend income, and (ii) growth in current income, and *secondarily* from capital appreciation. DPG seeks to achieve its investment objective by investing primarily in equities of domestic and foreign utilities and infrastructure providers. DPG's investment strategies endeavor to take advantage of the income and growth characteristics of equities in these industries.

AIO is organized as a Massachusetts business trust and is registered under the 1940 Act as a diversified, closed-end management investment company and commenced operations on May 24, 2019. AIO's common shares are listed on the NYSE. As of January 30, 2026, the Fund had $130 million in a short-term credit facility.

AIO's primary investment objective is to provide total return through a combination of current income, current gains, and long-term capital appreciation. AIO normally invests at least 80% of its net assets (plus any borrowings for investment purposes) in a combination of securities issued by artificial intelligence companies and other companies that stand to benefit from artificial intelligence and other technology opportunities.

ACV is organized as a Massachusetts business trust and is registered under the 1940 Act as a diversified, closed-end management investment company and commenced operations on March 10, 2015. ACV's common shares are listed on the NYSE. As of January 30, 2026, the Fund had $50 million in senior notes outstanding and $55 million in a short-term credit facility.

ACV's primary investment objective is to provide total return through a combination of current income and capital appreciation. ACV will normally invest at least 80% of its net assets (plus any borrowings for investment purposes) in a diversified portfolio of convertible securities, income-producing equity securities, and income-producing debt and other instruments of varying maturities, of which at least 50% of total managed assets are invested in convertibles.

NFJ is organized as a Massachusetts business trust and is registered under the 1940 Act as a diversified, closed-end management investment company and commenced operations on December 12, 2006. NFJ's common shares are listed on the NYSE.

NFJ's primary investment objective is to seek current income and gains, with a secondary objective of long-term capital appreciation. Under normal circumstances, NFJ will invest at least 80% of its net assets (plus any borrowings for investment purposes) in securities and other instruments that provide dividends, interest, or option premiums.

NIE is organized as a Massachusetts business trust and is registered under the 1940 Act as a diversified, closed-end management investment company and commenced operations on August 20, 2003. NIE's common shares are listed on the NYSE.

NIE's primary investment objective is to seek total return comprised of capital appreciation, current income, and gains. Under normal circumstances, the Fund will invest at least 80% of its net assets (plus any borrowings for investment purposes) in a combination of equity securities and income-producing convertible securities.

The Duff & Phelps Adviser

The Fund's investment objective is to seek returns from capital appreciation and income with an emphasis on income generation. The Fund pursues its investment objective by investing primarily in income producing securities, including: (1) public and private real estate securities (including securities issued by real estate funds), (2) alternative investment funds ("*AIFs*"), which include business development companies ("*BDCs*"), funds commonly known as "hedge funds" and other private investment funds, which may also include funds that primarily hold real estate investments, (3) master limited partnerships, (4) common and preferred stocks, and (5) structured notes, notes,

~~bonds and asset-backed securities. The Fund also executes investments in the preceding types of securities through index-linked or actively managed exchange-traded funds ("*ETFs*"), mutual funds and closed-end funds (collectively "Underlying Funds"). The Fund defines AIFs as BDCs, real estate property funds, limited partnerships and limited liability companies that pursue investment strategies linked to real estate, small businesses or other investments that serve as alternatives to investments in traditional stocks and bonds (which could include any type of investment that is consistent with the investment strategy and not a traditional stock or bond).~~

~~Destra~~, with offices at ~~443 N Willson Avenue, Bozeman, MT 59715~~10 South Wacker Drive, 19th Floor, Chicago, IL 60606, serves as the investment adviser to ~~the Fund. Destra~~DNP and DPG. The Duff & Phelps Adviser is registered with the Commission as an investment adviser under the Investment Advisers Act of 1940, as amended. Subject to the oversight of the boards of ~~trustees~~directors of DNP and DPG, the ~~Fund, Destra~~Duff & Phelps Adviser is responsible for managing DNP's and DPG's respective investment activities.

The Virtus Adviser, with offices at One Financial Plaza, Hartford, CT 06103-2608, serves as the investment ~~activities of~~ adviser to AIO, ACV, NFJ, and NIE. The Virtus Adviser is registered with the ~~Fund and~~ Commission as an investment adviser under the ~~Fund's business affairs.~~Investment Advisers Act of 1940, as amended. Subject to the oversight of the Boards of Trustees of AIO, ACV, NFJ, and NIE, the Virtus Adviser is responsible for managing AIO's, ACV's, NFJ's, and NIE's respective investment activities.

III.REQUEST FOR EXEMPTIVE RELIEF

Section 19(b) of the 1940 Act provides that it shall be unlawful in contravention of such rules, regulations, or orders as the Commission may prescribe as necessary or appropriate in the public interest or for the protection of investors for any registered investment company to distribute long-term capital gains, as defined in the Internal Revenue Code of 1986, as amended (the "*Code*"), more often than once every twelve months. Rule 19b-1 under the 1940 Act provides that no registered investment company which is a "regulated investment company" as defined in Section 851 of the Code may make more than (i) one "capital gain dividend," as defined in Section 852(b)(3)(C) of the Code, in any one taxable year of the company, (ii) one additional capital gain distribution made in whole or in part to avoid payment of excise tax under Section 4982 of the Code plus (iii) one supplemental capital gain dividend pursuant to Section 855 of the Code (*provided* that it does not exceed 10% of the total amount distributed for the taxable year).

Applicants believe that Rule 19b-1 should be interpreted to permit a Fund to pay an unlimited number of distributions on its common and preferred shares (if any) so long as it makes the designation necessary under the Code and Rule 19b-1 to characterize those distributions as "capital gain dividends" restricted by Rule 19b-1 only as often as is permitted by Rule 19b-1, even if the Code would then require retroactively spreading the capital gain resulting from that designation over more than the permissible number of distributions. However, to obtain certainty for a Fund's proposed distribution policies (each, a "*Distribution Policy*"), in the absence of such an interpretation, Applicants hereby request an order pursuant to Section 6(c) of the 1940 Act granting an exemption from Section 19(b) of the 1940 Act and Rule 19b-1 thereunder. The Order would permit each Fund to make periodic capital gain dividends (as defined in Section 852(b)(3)(C) of the Code) that include long-term capital gains as frequently as twelve times in any one taxable year in respect of its shares of beneficial interest ("*common shares*") and as often as specified by, or determined in accordance with the terms of, any preferred shares issued by the Funds.

IV.REPRESENTATIONS OF APPLICANTS

Prior to a Fund~~'s~~ implementing a Distribution Policy in reliance on the Order, the board of directors or trustees (the "*Board*") of each Fund seeking to rely on the Order, including a majority of the directors or trustees who are not interested persons of the Fund, as defined in Section 2(a)(19) of the 1940 Act (the "*Independent Board Members*"), will request, and the Adviser will provide, such information as is reasonably necessary to make an informed determination of whether the Board should adopt a proposed Distribution Policy. In particular, the Board and the Independent Board Members will review information regarding (i) the purpose and terms of the proposed Distribution Policy; (ii) the likely effects of the proposed Distribution Policy on the Fund's long-term total return (in relation to market price and net asset value per share of common shares ("*NAV*")); (iii) the expected relationship between the Fund's distribution rate on its common shares under the proposed Distribution Policy and the Fund's total

return (in relation to NAV); (iv) whether the rate of distribution is anticipated to exceed the Fund's expected total return in relation to its NAV; and (v) any foreseeable material effects of the proposed Distribution Policy on the Fund's long-term total return (in relation to market price and NAV).

The Independent Board Members will also consider what conflicts of interest the Adviser and the affiliated persons of the Adviser and the Fund might have with respect to the adoption or implementation of the proposed Distribution Policy.

Following this review, the Board, including the Independent Board Members, of each Fund will, before adopting or implementing any proposed Distribution Policy, make a determination that the proposed Distribution Policy is consistent with the Fund's investment objective(s) and in the best interests of the holders of the Fund's common shares. The Distribution Policy will be consistent with the Fund's policies and procedures and will be described in the Fund's registration statement.

In addition, prior to implementation of a Distribution Policy for any Fund pursuant to the Order requested by this Application, the Board of the Fund shall have adopted policies and procedures (the "*Section 19 Compliance Policies*") pursuant to Rule 38a-1 under the 1940 Act that:

1. are reasonably designed to ensure that all notices required to be sent to the Fund's shareholders pursuant to Section 19(a) of the 1940 Act, Rule 19a-1 thereunder and by condition 4 below (each, a "*19(a) Notice*") include the disclosure required by Rule 19a-1 and by condition 2(a) below, and that all other written communications by the Fund or its agents regarding distributions under the Distribution Policy include the disclosure required by condition 3(a) below; and

2. require the Fund to keep records that demonstrate its compliance with all of the conditions of the Order and that are necessary for the Fund to form the basis for, or demonstrate the calculation of, the amounts disclosed in its 19(a) Notices.

The records of the actions of the Board of each Fund will summarize the basis for the Board's approval of the Distribution Policy, including its consideration of the factors described above. These records will be maintained for a period of at least six years from the date of the applicable meeting, the first two years in an easily accessible place, or for such longer period as may otherwise be required by law.

Generally, the purpose of a Distribution Policy would be to permit a Fund to distribute periodically, over the course of each year, an amount closely approximating the total taxable income of the Fund during the year through distributions in relatively equal amounts (plus any required special distributions) that are composed of payments received from portfolio companies, supplemental amounts generally representing realized capital gains or, possibly, returns of capital that may represent unrealized capital gains. The Fund seeks to establish a distribution rate that approximates the Fund's projected total return that can reasonably be expected to be generated by the Fund over an extended period of time, although the distribution rate will not be solely dependent on the amount of income earned or capital gains realized by the Fund for the year. Under the Distribution Policy of a~~the~~ Fund, the Fund would distribute periodically (as frequently as twelve times in any taxable year) to its respective common shareholders a fixed percentage of the market price of the Fund's common shares at a particular point in time or a fixed percentage of NAV at a particular time or a fixed amount per share of common shares, any of which may be adjusted from time to time. It is anticipated that under a Distribution Policy, the minimum annual distribution rate with respect to the Fund's common shares would be independent of the Fund's performance during any particular period but would be expected to correlate with the Fund's performance over time. Except for extraordinary distributions and potential increases or decreases in the final dividend periods in light of the Fund's performance for an entire calendar year and to enable the Fund to comply with the distribution requirements of Subchapter M of the Code for the calendar year, each distribution on the Fund's common shares would be at the stated rate then in effect. The Board will periodically review the amount of potential distributions in light of the investment experience of the Fund, and may modify or terminate a Distribution Policy at any time.

V.JUSTIFICATION FOR REQUESTED RELIEF

Section 6(c) of the 1940 Act provides that the Commission may exempt any person, security or transaction from any provision of the 1940 Act or of any rule or regulation thereunder, if and to the extent that the exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act. For the reasons set forth below, Applicants submit that the requested exemption from Section 19(b) of the 1940 Act and Rule 19b-1 thereunder would be consistent with the standards set forth in Section 6(c) of the 1940 Act and in the best interests of the Funds and their respective shareholders.

A. *Receipt of the Order would serve shareholder interests*

Applicants believe that closed-end fund investors may prefer an investment vehicle that provides regular current income through fixed distribution policies that would be available through a Distribution Policy. Allowing a Distribution Policy to operate in the manner described in this Application would help fill current investor demand and foster competition in the registered fund market.

An exemption from Rule 19b-1 would benefit shareholders in another way. Common shares of closed-end funds often trade in the marketplace at a discount to their NAV. Applicants believe that this discount may be reduced if a Fund is permitted to pay relatively frequent dividends on its common shares at a consistent rate, whether or not those dividends contain an element of long-term capital gains. Any reduction in the discount at which the Fund's common shares trade in the market would benefit the holders of the Fund's common shares along with the Fund.

B. *The Fund's shareholders would receive information sufficient to clearly inform them of the nature of the distributions they are receiving*

One of the concerns leading to the enactment of Section 19(b) and adoption of Rule 19b-1 was that shareholders might be unable to distinguish between frequent distributions of capital gains and dividends from investment income.[35] However, Rule 19a-1 under the 1940 Act effectively addresses this concern by requiring that distributions (or the confirmation of the reinvestment thereof) estimated to be sourced in part from capital gains or capital be accompanied by a separate statement showing the sources of the distribution (e.g., estimated net income, net short-term capital gains, net long-term capital gains and/or return of capital). The same information will be included in each Fund's annual report to shareholders and on its Internal Revenue Service ("*IRS*") Form 1099-DIV, which will be sent to each common and preferred shareholder who received distributions during a particular year (including shareholders who have sold shares during the year).

In addition, each of the Funds will make the additional disclosures required by the conditions set forth in Part VI below, and each of them will adopt compliance policies and procedures in accordance with Rule 38a-1 under the 1940 Act to ensure that all required notices and disclosures are sent to shareholders.

The information required by Section 19(a), Rule 19a-1, the Distribution Policy, the Section 19 Compliance Policies and the conditions listed below will help to ensure that each Fund's shareholders are provided sufficient information to understand that their periodic distributions are not tied to the Fund's net investment income (which for this purpose is the Fund's taxable income other than from capital gains) and realized capital gains to date, and may not represent yield or investment return. Accordingly, subjecting the Funds to Section 19(b) and Rule 19b-1 would afford shareholders no extra protection. In addition, the Funds will undertake to request intermediaries, or their agent(s), to forward 19(a) Notices to their customers and to reimburse them for the costs of forwarding. Such forwarding may occur in any manner permitted by statute, rule or order or by the staff of the Commission.

C. *Under certain circumstances, Rule 19b-1 gives rise to improper influence on portfolio management decisions, with no offsetting benefit to shareholders*

Rule 19b-1, when applied to a Distribution Policy, actually gives rise to one of the concerns that Rule 19b-1 was intended to avoid: inappropriate influence on portfolio management decisions. Funds that pay long-term capital gains distributions only once per year in accordance with Rule 19b-1 impose no pressure on management to realize

---

[5] See Securities and Exchange Commission 1966 Report to Congress on Investment Company Growth (H.R. Rep. No. 2337, 89th Cong. 2d Sess. 190-95 (1966)); S. Rep. No. 91-184, 91st Cong., 1st Sess. 29 (1969); H.R. Rep. No. 91-1382, 91st Cong., 2d Sess. 29 (1970).

capital gains at any time when purely investment considerations do not dictate doing so. In the absence of an exemption from Rule 19b-1, the adoption of a periodic distribution plan imposes pressure on management (i) not to realize any net long-term capital gains until the point in the year that the fund can pay all of its remaining distributions in accordance with Rule 19b-1 and (ii) not to realize any long-term capital gains during any particular year in excess of the amount of the aggregate pay-out for the year (since as a practical matter excess gains must be distributed and accordingly would not be available to satisfy pay-out requirements in following years), notwithstanding that purely investment considerations might favor realization of long-term gains at different times.

No purpose is served by the distortion in the normal operation of a periodic distribution plan required in order to comply with Rule 19b-1. There is no benefit in requiring any fund that adopts a periodic distribution plan either to retain (and pay taxes on) long-term capital gains (with the resulting additional tax return complexities for the fund's shareholders) or to avoid designating its distributions of long-term gains as capital gains dividends for tax purposes (thereby avoiding a Rule 19b-1 problem but providing distributions taxable at ordinary income rates rather than the much lower long-term capital gains rates). The desirability of avoiding these anomalous results creates pressure to limit the realization of long-term capital gains that otherwise would be taken for purely investment considerations.

The Order requested by Applicants would minimize these anomalous effects of Rule 19b-1 by enabling the Funds to realize long-term capital gains as often as investment considerations dictate without fear of violating Rule 19b-1.

D. *Other concerns leading to adoption of Rule 19b-1 are not applicable*

Another concern that led to the enactment of Section 19(b) of the 1940 Act and adoption of Rule 19b-1 was that frequent capital gains distributions could facilitate improper fund share sales practices, including, in particular, the practice of urging an investor to purchase shares of a fund on the basis of an upcoming capital gains dividend ("*selling the dividend*"), where the dividend would result in an immediate corresponding reduction in NAV and would be in effect a taxable return of the investor's capital. Applicants submit that this concern should not apply to closed-end investment companies, such as the Funds, that do not continuously distribute shares. Furthermore, if the underlying concern extends to secondary market purchases of shares of closed-end funds that are subject to a large upcoming capital gains dividend, adoption of a periodic distribution plan may help minimize the concern by avoiding, through periodic distributions, any buildup of large end-of-the-year distributions.

Applicants also submit that the "selling the dividend" concern is not applicable to preferred shares, which entitles a holder to no more than a specified periodic dividend and, like a debt security, is initially sold at a price based upon its liquidation preference, credit quality, dividend rate and frequency of payment. Investors buy preferred shares for the purpose of receiving specific payments at the frequency bargained for, and any application of Rule 19b-1 to preferred shares would be contrary to the expectation of investors. There is also currently a tax rule that provides that any loss realized by a shareholder upon sale of shares of a regulated investment company that were held for six months or less will be treated as a long-term capital loss, to the extent of any long-term capital gains paid on such shares, to avoid the selling of dividends.

E. *Further limitations of Rule 19b-1*

Subparagraphs (a) and (f) of Rule 19b-1 limit the number of capital gains dividends, as defined in Section 852(b)(3)(C) of the Code, that a fund may make with respect to any one taxable year to one, plus a supplemental distribution made pursuant to Section 855 of the Code not exceeding 10% of the total amount distributed for the year, plus one additional capital gain dividend made in whole or in part to avoid the excise tax under Section 4982 of the Code.

Applicants assert that by limiting the number of capital gain dividends that a Fund may make with respect to any one year, Rule 19b-1 may prevent the normal and efficient operation of a periodic distribution plan whenever that Fund's realized net long-term capital gains in any year exceed the total of the periodic distributions that may include such capital gains under the rule. Rule 19b-1 thus may force the fixed regular periodic distributions to be funded with returns of capital[46] (to the extent net investment income and realized short term capital gains are insufficient to fund the distribution), even though realized net long-term capital gains otherwise would be available.

To distribute all of a Fund's long-term capital gains within the limits in Rule 19b-1, a Fund may be required to make total distributions in excess of the annual amount called for by its periodic distribution plan or to retain and pay taxes on the excess amount. Applicants believe that the application of Rule 19b-1 to ~~a~~the Fund's periodic distribution plan may create pressure to limit the realization of long-term capital gains based on considerations unrelated to investment goals.

Revenue Ruling 89-81[57] under the Code requires that a fund that seeks to qualify as a regulated investment company under the Code and that has both common shares and preferred shares outstanding designate the types of income, e.g., investment income and capital gains, in the same proportion as the total distributions distributed to each class for the tax year. To satisfy the proportionate designation requirements of Revenue Ruling 89-81, whenever a fund has realized a long-term capital gain with respect to a given tax year, the fund must designate the required proportionate share of such capital gain to be included in common and preferred shares dividends. Although Rule 19b-1 allows a fund some flexibility with respect to the frequency of capital gains distributions, a fund might use all of the exceptions available under Rule 19b-1 for a tax year and still need to distribute additional capital gains allocated to the preferred shares to comply with Revenue Ruling 89-81.

The potential abuses addressed by Section 19(b) and Rule 19b-1 do not arise with respect to preferred shares issued by a closed-end fund. Such distributions generally are either fixed or are determined in periodic auctions or remarketings or are periodically reset by reference to short-term interest rates rather than by reference to performance of the issuer, and Revenue Ruling 89-81 determines the proportion of such distributions that are comprised of the long-term capital gains. The Applicants also submit that the "selling the dividend" concern is not applicable to preferred shares, which entitles a holder to no more than a periodic dividend at a fixed rate or the rate determined by the market, and, like a debt security, is priced based upon its liquidation value, dividend rate, credit quality, and frequency of payment. Investors buy preferred shares for the purpose of receiving payments at the frequency bargained for and do not expect the liquidation value of their shares to change.

The proposed Order will assist the Funds in avoiding these Rule 19b-1 problems.

F. *General*

The relief requested is that the Commission permit the Funds to make periodic distributions in respect of their common shares as frequently as twelve times in any one taxable year and in respect of their preferred shares as specified by or determined in accordance with the terms thereof. Granting this relief would provide the Fund~s~ with flexibility in meeting investor interest in receiving more frequent distributions. Implementation of the relief would actually ameliorate the concerns that gave rise to Section 19(b) and Rule 19b-1 and help avoid the "selling of dividends" problem, which Section 19(b) and Rule 19b-1 are not effective in preventing.

The potential issues under Rule 19b-1 are not relevant to distributions on preferred shares. Not only are such distributions fixed or determined by the market rather than by reference to the performance of the issuer but also the long-term capital gain component is mandated by the IRS to be the same proportion as the proportion of long-term gain dividends bears to the total distributions in respect of the common shares and consequently the long-term gain component cannot even be known until the end of the fund's fiscal year. In these circumstances it would be very difficult for any of the potential abuses reflected in Rule 19b-1's restrictions to occur.

In summary, Rule 19b-1, in the circumstances referred to above, is likely to distort the effective and proper functioning of a Fund's Distribution Policy and gives rise to the very pressures on portfolio management decisions that Rule 19b-1 was intended to avoid. These distortions forced by Rule 19b-1 serve no purpose and are not in the best interests of shareholders.

VI.APPLICANTS' CONDITIONS

---

[6] These would be returns of capital for financial accounting purposes and not for tax accounting purposes.
[7] 1989-1 C.B. 226.

Applicants agree that, with respect to each Fund seeking to rely on the Order, the Order will be subject to each of the following conditions:

1. *Compliance Review and Reporting*

The Fund's chief compliance officer will: (a) report to the Fund's Board, no less frequently than once every three months or at the next regularly scheduled quarterly Board meeting, whether (i) the Fund and its Adviser have complied with the conditions of the Order and (ii) a material compliance matter (as defined in Rule 38a-1(e)(2) under the 1940 Act) has occurred with respect to such conditions; and (b) review the adequacy of the policies and procedures adopted by the Board no less frequently than annually.

2. *Disclosures to Fund Shareholders*

(a) Each 19(a) Notice disseminated to the holders of the Fund's common shares, in addition to the information required by Section 19(a) and Rule 19a-1:

(i) will provide, in a tabular or graphical format:

(1) the amount of the distribution, on a per share of common shares basis, together with the amounts of such distribution amount, on a per share of common shares basis and as a percentage of such distribution amount, from estimated: (A) net investment income; (B) net realized short-term capital gains; (C) net realized long-term capital gains; and (D) return of capital or other capital source;

(2) the fiscal year-to-date cumulative amount of distributions, on a per share of common shares basis, together with the amounts of such cumulative amount, on a per share of common shares basis and as a percentage of such cumulative amount of distributions, from estimated: (A) net investment income; (B) net realized short-term capital gains; (C) net realized long-term capital gains; and (D) return of capital or other capital source;

(3) the average annual total return in relation to the change in NAV for the 5-year period (or, if the Fund's history of operations is less than five years, the time period commencing immediately following the Fund's first public offering) ending on the last day of the month ended immediately prior to the most recent distribution record date compared to the current fiscal period's annualized distribution rate expressed as a percentage of NAV as of the last day of the month prior to the most recent distribution record date; and

(4) the cumulative total return in relation to the change in NAV from the last completed fiscal year to the last day of the month prior to the most recent distribution record date compared to the fiscal year-to-date cumulative distribution rate expressed as a percentage of NAV as of the last day of the month prior to the most recent distribution record date.

Such disclosure shall be made in a type size at least as large and as prominent as the estimate of the sources of the current distribution; and

(ii) will include the following disclosure:

(1) "You should not draw any conclusions about the Fund's investment performance from the amount of this distribution or from the terms of the Fund's Distribution Policy.";

(2) "The Fund estimates that it has distributed more than its income and net realized capital gains; therefore, a portion of your distribution may be a return of capital. A return of capital may occur, for example, when some or all of the money that you invested in the Fund is paid back to

you. A return of capital distribution does not necessarily reflect the Fund's investment performance and should not be confused with 'yield' or 'income'";[68] and

(3) "The amounts and sources of distributions reported in this 19(a) Notice are only estimates and are not being provided for tax reporting purposes. The actual amounts and sources of the amounts for tax reporting purposes will depend upon the Fund's investment experience during the remainder of its fiscal year and may be subject to changes based on tax regulations. The Fund will send you a Form 1099-DIV for the calendar year that will tell you how to report these distributions for federal income tax purposes."

Such disclosure shall be made in a type size at least as large as and as prominent as any other information in the 19(a) Notice and placed on the same page in close proximity to the amount and the sources of the distribution.

(b) On the inside front cover of each report to shareholders under Rule 30e-1 under the 1940 Act, the Fund will:

(i) describe the terms of the Distribution Policy (including the fixed amount or fixed percentage of the distributions and the frequency of the distributions);

(ii) include the disclosure required by condition 2(a)(ii)(1) above;

(iii) state, if applicable, that the Distribution Policy provides that the Board may amend or terminate the Distribution Policy at any time without prior notice to Fund shareholders; and

(iv) describe any reasonably foreseeable circumstances that might cause the Fund to terminate the Distribution Policy and any reasonably foreseeable consequences of such termination.

(c) Each report provided to shareholders of a Fund under Rule 30e-1 under the 1940 Act and each prospectus filed with the Commission on Form N-2 under the 1940 Act, will provide the Fund's total return in relation to changes in NAV in the financial highlights table and in any discussion about the Fund's total return.

3. *Disclosure to Shareholders, Prospective Shareholders and Third Parties*

(a) The Fund will include the information contained in the relevant 19(a) Notice, including the disclosure required by condition 2(a)(ii) above, in any written communication (other than a communication on Form 1099) about the Distribution Policy or distributions under the Distribution Policy by the Fund, or agents that the Fund has authorized to make such communication on the Fund's behalf, to any Fund shareholder, prospective shareholder or third-party information provider;

(b) The Fund will issue, contemporaneously with the issuance of any 19(a) Notice, a press release containing the information in the 19(a) Notice and will file with the Commission the information contained in such 19(a) Notice, including the disclosure required by condition 2(a)(ii) above, as an exhibit to its next filed Form N-CSR; and

(c) The Fund will post prominently a statement on its (or theits Adviser's) website containing the information in each 19(a) Notice, including the disclosure required by condition 2(a)(ii) above, and maintain such information on such website for at least 24 months.

4. *Delivery of 19(a) Notices to Beneficial Owners*

If a broker, dealer, bank or other person ("*financial intermediary*") holds common shares issued by the Fund in nominee name, or otherwise, on behalf of a beneficial owner, the Fund:

---

[8] The disclosure in this condition 2(a)(ii)(2) will be included only if the current distribution or the fiscal year-to-date cumulative distributions are estimated to include a return of capital.

(a) will request that the financial intermediary, or its agent, forward the 19(a) Notice to all beneficial owners of the Fund's shares held through such financial intermediary;

(b) will provide, in a timely manner, to the financial intermediary, or its agent, enough copies of the 19(a) Notice assembled in the form and at the place that the financial intermediary, or its agent, reasonably requests to facilitate the financial intermediary's sending of the 19(a) Notice to each beneficial owner of the Fund's shares; and

(c) upon the request of any financial intermediary, or its agent, that receives copies of the 19(a) Notice, will pay the financial intermediary, or its agent, the reasonable expenses of sending the 19(a) Notice to such beneficial owners.

5. Additional Board Determinations for Funds Whosen Common Shares Trade at a Premium

If:

(a) The Fund's common shares have traded on the stock exchange that they primarily trade on at the time in question at an average premium to NAV equal to or greater than 10%, as determined on the basis of the average of the discount or premium to NAV of the Fund's common shares as of the close of each trading day over a 12-week rolling period (each such 12-week rolling period ending on the last trading day of each week); and

(b) The Fund's annualized distribution rate for such 12-week rolling period, expressed as a percentage of NAV as of the ending date of such 12-week rolling period, is greater than the Fund's average annual total return in relation to the change in NAV over the 2-year period ending on the last day of such 12-week rolling period;

then:

(i) At the earlier of the next regularly scheduled meeting or within four months of the last day of such 12-week rolling period, the Board, including a majority of its Independent Board Members:

(1) will request and evaluate, and the Fund's Adviser will furnish, such information as may be reasonably necessary to make an informed determination of whether the Distribution Policy should be continued or continued after amendment;

(2) will determine whether continuation, or continuation after amendment, of the Distribution Policy is consistent with the Fund's investment objective(s) and policies and is in the best interests of the Fund and its shareholders, after considering the information in condition 5(b)(i)(1) above; including, without limitation:

(A)   whether the Distribution Policy is accomplishing its purpose(s);

(B)   the reasonably foreseeable material effects of the Distribution Policy on the Fund's long-term total return in relation to the market price and NAV of the Fund's common shares; and

(C)   the Fund's current distribution rate, as described in condition 5(b) above, compared with the Fund's average annual taxable income or total return over the 2-year period, as described in condition 5(b), or such longer period as the Board deems appropriate; and

(3) based upon that determination, will approve or disapprove the continuation, or continuation after amendment, of the Distribution Policy; and

(ii) The Board will record the information considered by it, including its consideration of the factors listed in condition 5(b)(i)(2) above, and the basis for its approval or disapproval of the continuation, or continuation after amendment, of the Distribution Policy in its meeting minutes, which must be made and preserved for a period of not less than six years from the date of such meeting, the first two years in an easily accessible place.

6. *Public Offerings*

The Fund will not make a public offering of the Fund's common shares other than:

(a) a rights offering below NAV to holders of the Fund's common shares;

(b) an offering in connection with a dividend reinvestment plan, merger, consolidation, acquisition, spin off or reorganization of the Fund; or

(c) an offering other than an offering described in conditions 6(a) and 6(b) above, *provided* that, with respect to such other offering:

(i) the Fund's annualized distribution rate for the six months ending on the last day of the month ended immediately prior to the most recent distribution record date[7],[9] expressed as a percentage of NAV as of such date, is no more than one percentage point greater than the Fund's average annual total return for the 5-year period ending on such date;[8][10] and

(ii) the transmittal letter accompanying any registration statement filed with the Commission in connection with such offering discloses that the Fund has received an order under Section 19(b) to permit it to make periodic distributions of long- term capital gains with respect to its common shares as frequently as twelve times each year, and as frequently as distributions are specified by or determined in accordance with the terms of any outstanding shares of preferred shares as the Fund may issue.

7. *Amendments to Rule 19b-1*

The requested Order will expire on the effective date of any amendment to Rule 19b-1 that provides relief permitting certain closed-end investment companies to make periodic distributions of long-term capital gains with respect to their outstanding common shares as frequently as twelve times each year.

VII.APPLICABLE PRECEDENT

The Commission has recently granted substantially the same relief as that sought herein in *Destra Multi-Alternative Fund and Destra Capital Advisors, LLC*, Investment Company Act Release Nos. 35381 (November 12, 2024) (notice) and 35412 (December 10, 2024) (order); *Saba Capital Income & Opportunities Fund II and Saba Capital Management, L.P.*, Investment Company Act Release Nos. 35277 (July 5, 2024) (notice) and 35288 (July 31, 2024) (order); *High Income Securities Fund, et al.*, Investment Company Act Release Nos. 34373 (September 9, 2021) (notice) and 34395 (October 5, 2021) (order); *First Eagle Global Opportunities Fund and First Eagle Investment Management, LLC*, Investment Company Act Release Nos. 34397 (October 12, 2021) (notice) and 34416 (November 9, 2021) (order); *Mainstay CBRE Global Infrastructure Megatrends Fund, et al.*, Investment Company Act Release Nos. 34372 (September 3, 2021) (notice) and 34390 (September 29, 2021) (order); *DoubleLine Opportunistic Credit, et al.*, Investment Company Act Release Nos. 34328 (July 13, 2021) (notice) and 34353 (August 9, 2021) (order); *Vertical Capital Income Fund and Oakline Advisors, LLC*, Investment Company Act Release Nos. 33505 (June 12, 2019) (notice) and 33548 (July 9, 2019) (order); *Putnam Managed Municipal Income Trust, et al.*, Investment Company Act Release Nos. 33449 (April 17, 2019) (notice) and 33474 (May 14, 2019) (order); *Macquarie Global Infrastructure Total Return Fund Inc.*, et al., Investment Company Act Release Nos. 33389 (March 5, 2019) (notice) and 33436 (April 2, 2019) (order); *Special Opportunities Fund, Inc. and Bulldog Investors, LLC*, Investment Company Act Release Nos. 33367 (February 4, 2019) and 33386 (March 4, 2019); *Vivaldi Opportunities Fund and Vivaldi Asset Management, LLC*, Investment Company Act Release Nos. 33147 (July 3, 2018)(notice) and 33185 (July 31, 2018) (order); *The Swiss Helvetia Fund, Inc., et al.*, Investment Company Act Release Nos. 33075 (April 23, 2018)(notice) and 33099 (May 21, 2018)(order); *The Mexico Equity & Income Fund,*

---

[9] If the Fund has been in operation fewer than six months, the measured period will begin immediately following the Fund's first public offering.
[10] If the Fund has been in operation fewer than five years, the measured period will begin immediately following the Fund's first public offering.

Inc. and Pichardo Asset Management, S.A. de C.V., Investment Company Act Release Nos. 32640 (May 18, 2017)(notice) and 32676 (June 13, 2017)(order); *RiverNorth DoubleLine Strategic Opportunity Fund, Inc. and RiverNorth Capital Management LLC*, Investment Company Act Release Nos. 32635 (May 12, 2017)(notice) and 32673 (June 7, 2017)(order); *Brookfield Global Listed Infrastructure Income Fund Inc., et al.*, Investment Company Act Release Nos. 31802 (September 1, 2015) (notice) and 31855 (September 30, 2015)(order); and *Ares Dynamic Credit Allocation Fund, Inc.*, et al., Investment Company Act Release Nos. 31665 (June 9, 2015) (notice) and 31708 (July 7, 2015~~)()~~ (order).

VIII.PROCEDURAL MATTERS

All of the requirements for execution and filing of this Application on behalf of the Applicants have been complied with in accordance with the applicable organizational documents of the Applicants, and the undersigned officers of the Applicants are fully authorized to execute this Application. The resolutions of the Board of ~~Trustees of the Fund~~Directors of DNP and DPG and the resolutions of the Board of Trustees of AIO, ACV, NFJ and NIE, authorizing the filing of this Application, required by Rule 0-2(c) under the 1940 Act, are included as Exhibit A to this Application. The verifications required by Rule 0-2(d) under the 1940 Act are included as Exhibit B to this Application.

Pursuant to Rule 0-2(f) under the 1940 Act, ~~Applicants state that their address is 443 N Willson Avenue Bozeman, MT 59715 and~~DNP and DPG state that their address is c/o the Duff & Phelps Adviser, 10 South Wacker Drive, 19th Floor, Chicago, IL 60606. The Duff & Phelps Adviser states that its address is 10 South Wacker Drive, 19th Floor, Chicago, IL 60606. AIO, ACV, NFJ and NIE state that their address is 101 Munson Street, Greenfield, MA 01301-9683. The Virtus Adviser states that its address is One Financial Plaza, Hartford, CT 06103-2608. The Applicants confirm that all written communications regarding this Application should be directed to the individuals and addresses indicated on the cover page of this Application.

Applicants desire that the Commission issue the requested Order pursuant to Rule 0-5 under the 1940 Act without conducting a hearing.

IX.CONCLUSION

For the foregoing reasons, Applicants respectfully request that the Commission issue an order under Section 6(c) of the 1940 Act exempting the Funds from the provisions of Section 19(b) of the 1940 Act and Rule 19b-1 thereunder to permit each Fund to make distributions on its common shares consisting in whole or in part of capital gain dividends as frequently as twelve times in any one taxable year so long as it complies with the conditions of the Order and maintains in effect a Distribution Policy with respect to its common shares as described in this Application. In addition, Applicants request that the Order permit each Fund to make distributions on its preferred shares (if any) that it has issued or may issue in the future consisting in whole or in part of capital gain dividends as frequently as specified by or determined in accordance with the terms thereof. Applicants submit that the requested exemption is necessary or appropriate in the public interest, consistent with the protection of investors and consistent with the purposes fairly intended by the policy and provisions of the 1940 Act.

Dated: ~~October 18, 2024~~ May ~~Destra Multi-Alternative~~DNP Select Income Fund Inc.
13, 2026

By:	/s/ ~~Robert A. Watson~~David Grumhaus, Jr.
Name:	~~Robert A. Watson~~David Grumhaus, Jr.
Title:	President and Chief Executive Officer

Dated: ~~October 18, 2024~~May ~~Destra Capital Advisors LLC~~Duff & Phelps Utility and
13, 2026   Infrastructure Fund Inc.

By:	/s/ David Grumhaus, Jr.

| | Name: | David Grumhaus, Jr. |
| | Title: | President and Chief Executive Officer |

Dated: May 13, 2026   Duff & Phelps Investment Management Co.

	By:	/s/ David Grumhaus, Jr.
	Name:	David Grumhaus, Jr.
	Title:	President and Chief Investment Officer

Dated: May 13, 2026   Virtus Artificial Intelligence & Technology Opportunities Fund

	By:	/s/ George R. Aylward
	Name:	George R. Aylward
	Title:	President and Chief Executive Officer

Dated: May 13, 2026   Virtus Diversified Income & Convertible Fund

	By:	/s/ George R. Aylward
	Name:	George R. Aylward
	Title:	President and Chief Executive Officer

Dated: May 13, 2026   Virtus Dividend, Interest & Premium Strategy Fund

	By:	/s/ George R. Aylward
	Name:	George R. Aylward
	Title:	President and Chief Executive Officer

Dated: May 13, 2026   Virtus Equity & Convertible Income Fund

	By:	/s/ George R. Aylward
	Name:	George R. Aylward
	Title:	President and Chief Executive Officer

Dated: May 13, 2026   Virtus Investment Advisers, LLC

	By:	/s/ ~~Robert A. Watson~~Richard W. Smirl
	Name:	~~Robert A. Watson~~Richard W. Smirl
	Title:	Executive Vice President

<p style="text-align:center">EXHIBITS TO APPLICATION</p>

The following materials are made a part of the Application and are attached hereto:

DESIGNATION	DOCUMENT
Exhibit A.1	Resolutions of the Boards of Directors of DNP Select Income Fund Inc. and Duff & Phelps Utility and Infrastructure Fund Inc.
Exhibit A.2	Resolutions of the Boards of Trustees of ~~Destra Multi-Alternative~~ Virtus Artificial Intelligence & Technologies Opportunities Fund, Virtus Diversified Income & Convertible Fund, Virtus Dividend, Interest & Premium Strategy Fund, and Virtus Equity & Convertible Income Fund
Exhibit B	Verifications
Exhibit C	Marked copy of the Applicants' application showing changes from the application of Destra Multi-Alternative Fund and Destra Capital Advisors LLC (File No. 812-15645), an application identified by the Applicants as substantially identical under Rule 0-5(e)(3).
	Marked copy of the Applicants' application showing changes from the application of Saba Capital Income & Opportunities Fund II and Saba Capital Management, L.P. (File No. 812-15561), an application identified by the Applicants as substantially identical under Rule 0-5(e)(3).
	~~Marked copy of the Applicants' application showing changes from the application of First Eagle Global Opportunities Fund, et al. (File No. 812-15260), an application identified by the Applicants as substantially identical under Rule 0-5(e)(3).~~
Exhibit D	Marked copy of the Applicant's application showing changes from the immediately prior version of the application filed on March 11, 2026 (File No. 812-16005)

EXHIBIT A.1

Resolutions of the Boards of ~~Trustees~~Directors of
~~**Destra Multi-Alternative Fund**~~

~~**RESOLVED**, that the officers of Destra Multi-Alternative Fund (the "Fund") be, and each hereby is, authorized to prepare, execute and submit, on behalf of the Fund~~**DNP Select Income Fund Inc. and Duff & Phelps Utility and Infrastructure Fund Inc.**
February 3, 2026

RESOLVED, that the officers of DNP Select Income Fund Inc. ("DNP") be, and hereby are, authorized to prepare, execute and submit, on behalf of DNP, an exemptive application to the Securities and Exchange Commission for an order pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the "Act"), for an exemption from Section 19(b) of the Act and Rule 19b-1 thereunder to permit DNP to make periodic capital gain dividends (as defined in Section 852(b)(3)(C) of the Internal Revenue Code of 1986, as amended) that include long-term capital gains as frequently as twelve times in any one taxable year in respect of its common shares of beneficial interest and as often as specified by, or determined in accordance with the terms of, any preferred shares of beneficial interest issued by DNP.

FURTHER RESOLVED, that the officers of Duff & Phelps Utility and Infrastructure Fund Inc. ("DPG", and together with DNP, the "Funds") be, and hereby are, authorized to prepare, execute and submit, on behalf of DPG, an exemptive application to the Securities and Exchange Commission for an order pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the "Act"), for an exemption from Section 19(b) of the Act and Rule 19b-1 thereunder to permit DPG to make periodic capital gain dividends (as defined in Section 852(b)(3)(C) of the Internal Revenue Code of 1986, as amended) that include long-term capital gains as frequently as twelve times in any one taxable year in respect of its common shares of beneficial interest and as often as specified by, or determined in accordance with the terms of, any preferred shares of beneficial interest issued by DPG.

FURTHER RESOLVED, that the appropriate officers of the Funds be, and each hereby are, empowered and directed to prepare, execute and file such documents, including any amendments thereof, and to take such other actions as he or she may deem necessary, appropriate or convenient to carry out the intent and purpose of the foregoing resolution, such determination to be conclusively evidenced by the doing of such acts and the preparation, execution, and filing of such documents.

FURTHER RESOLVED, that all actions taken by the appropriate officers of the Funds in furtherance of the actions authorized by the foregoing resolutions hereby are expressly ratified, adopted and approved.

Resolutions of the Boards of Trustees of
Virtus Artificial Intelligence & Technologies Opportunities Fund, Virtus Diversified Income & Convertible Fund, Virtus Dividend, Interest & Premium Strategy Fund, and Virtus Equity & Convertible Income Fund
March 3, 2026

RESOLVED, that the officers of Virtus Artificial Intelligence & Technologies Opportunities Fund ("AIO") be, and hereby are, authorized to prepare, execute and submit, on behalf of AIO, an exemptive application to the Securities and Exchange Commission for an order pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the "Act"), for an exemption from Section 19(b) of the Act and Rule 19b-1 ~~under the Act to permit the Fund~~thereunder to permit AIO to make periodic capital gain dividends (as defined in Section 852(b)(3)(C) of the Internal Revenue Code of 1986, as amended) that include long-term capital gains as frequently as twelve times in any one taxable year in respect of its common shares of beneficial interest and as often as specified by, or determined in accordance with the terms of, any preferred shares of beneficial interest issued by AIO.

FURTHER RESOLVED, that the officers of Virtus Diversified Income & Convertible Fund ("ACV") be, and hereby are, authorized to prepare, execute and submit, on behalf of ACV, an exemptive application to the Securities and Exchange Commission for an order pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the "Act"), for an exemption from Section 19(b) of the Act and Rule 19b-1 thereunder to permit ACV to make periodic capital gain dividends (as defined in Section 852(b)(3)(C) of the Internal Revenue Code of 1986, as amended) that include long-term capital gains as frequently as twelve times in any one taxable year in respect of its common shares of beneficial interest and as often as specified by, or determined in accordance with the terms of, any preferred shares of beneficial interest issued by ACV.

FURTHER RESOLVED, that the officers of Virtus Dividend, Interest & Premium Strategy Fund ("NFJ") be, and hereby are, authorized to prepare, execute and submit, on behalf of NFJ, an exemptive application to the Securities and Exchange Commission for an order pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the "Act"), for an exemption from Section 19(b) of the Act and Rule 19b-1 thereunder to permit NFJ to make periodic capital gain dividends (as defined in Section 852(b)(3)(C) of the Internal Revenue Code of 1986, as amended) that include long-term capital gains as frequently as twelve times in any one taxable year in respect of its common shares of beneficial interest and as often as specified by, or determined in accordance with the terms of, any preferred shares of beneficial interest issued by ~~the Fund; and be it further~~NFJ.

FURTHER RESOLVED, that the officers of Virtus Equity & Convertible Income Fund ("NIE" and together with AIO, ACV, and NFJ, the "Funds") be, and hereby are, authorized to prepare, execute and submit, on behalf of NIE, an exemptive application to the Securities and Exchange Commission for an order pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the "Act"), for an exemption from Section 19(b) of the Act and Rule 19b-1 thereunder to permit NIE to make periodic capital gain dividends (as defined in Section 852(b)(3)(C) of the Internal Revenue Code of 1986, as amended) that include long-term capital gains as frequently as twelve times in any one taxable year in respect of its common shares of beneficial interest and as often as specified by, or determined in accordance with the terms of, any preferred shares of beneficial interest issued by NIE.

FURTHER RESOLVED, that the appropriate officers of the Funds be, and each hereby ~~is~~are, empowered and directed to prepare, execute and file such documents, including any amendments thereof, and to take such other actions as he or she may deem necessary, appropriate or convenient to carry out the intent and purpose of the foregoing resolution, such determination to be conclusively evidenced by the doing of such acts and the preparation, execution, and filing of such documents.

FURTHER RESOLVED, that all actions taken by the appropriate officers of the Funds in furtherance of the actions authorized by the foregoing resolutions hereby are expressly ratified, adopted and approved.

EXHIBIT B

~~Verifications of Destra Multi-Alternative Fund and Destra Capital Advisors LLC~~
Verifications of DNP Select Income Fund Inc., Duff & Phelps Utility and Infrastructure Fund Inc., Duff & Phelps Investment Management Co., Virtus Artificial Intelligence & Technologies Opportunities Fund, Virtus Diversified Income & Convertible Fund, Virtus Dividend, Interest & Premium Strategy Fund, and Virtus Equity & Convertible Income Fund

The undersigned states that he has duly executed the attached application dated ~~October 18, 2024~~May 13, 2026 for and on behalf of ~~Destra Multi-Alternative~~DNP Select Income Fund Inc. in his capacity as President and Chief Executive Officer of such entity and that all actions by the holders and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By: /s/ ~~Robert A. Watson~~David Grumhaus, Jr.
Name: ~~Robert A. Watson~~David Grumhaus, Jr.
Title: President and Chief Executive Officer

The undersigned states that he has duly executed the attached application dated ~~October 18, 2024~~ May 13, 2026 for and on behalf of ~~Destra Capital Advisors LLC~~Duff & Phelps Utility and Infrastructure Fund Inc. in his capacity as President and Chief Executive Officer of such entity and that all actions by the holders and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By: /s/ David Grumhaus, Jr.
Name: David Grumhaus, Jr.
Title: President and Chief Executive Officer

The undersigned states that he has duly executed the attached application dated May 13, 2026 for and on behalf of Duff & Phelps Investment Management Co. in his capacity as President and Chief Investment Officer of such entity and that all actions by the holders and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By: /s/ ~~Robert A. Watson~~David Grumhaus, Jr.
Name: ~~Robert A. Watson~~David Grumhaus, Jr.
Title: President and Chief Investment Officer

The undersigned states that he has duly executed the attached application dated May 13, 2026 for and on behalf of Virtus Artificial Intelligence & Technologies Opportunities Fund in his capacity as President and Chief Executive Officer of such entity and that all actions by the holders and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By: /s/ George R. Aylward
Name: George R. Aylward
Title: President and Chief Executive Officer

The undersigned states that he has duly executed the attached application dated May 13, 2026 for and on behalf of Virtus Diversified Income & Convertible Fund in his capacity as President and Chief Executive Officer of such entity and that all actions by the holders and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By: /s/ George R. Aylward
Name: George R. Aylward
Title: President and Chief Executive Officer

The undersigned states that he has duly executed the attached application dated May 13, 2026 for and on behalf of Virtus Dividend, Interest & Premium Strategy Fund in his capacity as President and Chief Executive Officer of such entity and that all actions by the holders and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By: /s/ George R. Aylward
Name: George R. Aylward
Title: President and Chief Executive Officer

The undersigned states that he has duly executed the attached application dated May 13, 2026 for and on behalf of Virtus Equity & Convertible Income Fund in his capacity as President and Chief Executive Officer of such entity and that all actions by the holders and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By: /s/ George R. Aylward
Name: George R. Aylward
Title: President and Chief Executive Officer

The undersigned states that he has duly executed the attached application dated May 13, 2026 for and on behalf of Virtus Investment Advisers, LLC in his capacity as Executive Vice President of such entity and that all actions by the holders and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By: /s/ Richard W. Smirl
Name: Richard W. Smirl
Title: Executive Vice President

EXHIBIT C

Marked copies of the Application showing changes from the final versions of the two applications identified as substantially identical under Rule 0-5(e)(3).

EXHIBIT D

Marked copy of the application showing changes from the immediately prior version of the application filed on March 11, 2026 (File No. 812-16005).

EXPEDITED REVIEW REQUESTED UNDER 17 CFR 270.0-5(d)

**UNITED STATES OF AMERICA BEFORE THE
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

IN THE MATTER OF:

~~SABA CAPITAL INCOME & OPPORTUNITIES FUND II AND SABA CAPITAL MANAGEMENT, L.P.~~ DNP SELECT INCOME FUND INC., DUFF & PHELPS UTILITY AND INFRASTRUCTURE FUND INC., VIRTUS ARTIFICIAL INTELLIGENCE & TECHNOLOGY OPPORTUNITIES FUND, VIRTUS DIVERSIFIED INCOME & CONVERTIBLE FUND, VIRTUS DIVIDEND, INTEREST & PREMIUM STRATEGY FUND, VIRTUS EQUITY & CONVERTIBLE INCOME FUND, DUFF & PHELPS INVESTMENT MANAGEMENT CO. AND VIRTUS INVESTMENT ADVISERS, LLC.

~~SECOND AMENDED AND RESTATED~~ ~~FIRST AMENDED AND RESTATED~~ APPLICATION PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED (THE "ACT") FOR AN ORDER ~~GRANTING EXEMPTIONS~~ AMENDING THE ORDER ISSUED AUGUST 26, 2008 EXEMPTING THE APPLICANTS FROM SECTION 19(b) OF THE ACT AND RULE 19b-1 THEREUNDER

Investment Company Act of 1940 File No. 812-16005~~15561~~

PLEASE SEND ALL COMMUNICATIONS AND ORDERS TO:

~~Michael S. Didiuk
Schulte Roth &
Zabel LLP
919 Third Avenue
New York, NY 10022~~

~~(212) 756-2405, Michael.didiuk@srz~~

Kathryn L. Santoro
Virtus Investment Partners, Inc.
One Financial Plaza
Hartford, CT 06103
(860) 503-1116
kate.santoro@virtus.com

WITH A COPY TO:

~~Michael D'Angelo
Saba Capital
Management, L.P.
405 Lexington Avenue, 58th Floor
New York, NY 10174~~

Adam D. Kanter
Mayer Brown LLP
1999 K Street, NW
Washington, DC 20006-1101

Mark D. Perlow
Stephanie Capistron
Dechert LLP
One Bush Street, Suite 1600
San Francisco, CA 94104

This ~~Second Amended and Restated~~ Application (including Exhibits) consists of ~~55~~ 94 pages
The Exhibit Index is on page ~~14~~15

As filed with the U.S. Securities and Exchange Commission on June 20, 2024

-

*This Application is being filed solely for the purpose of including both co-applicants in the EDGAR submission. There are no other changes in this Application from the amended and restated application filed on May 30, 2024.13, 2026

I. INTRODUCTION

~~Saba Capital~~DNP Select Income ~~&~~Fund Inc. ("*DNP*"), Duff & Phelps Utility and Infrastructure Fund Inc. ("*DPG*"), Virtus Artificial Intelligence & Technologies Opportunities Fund ~~II (the *"Fund"*) and Saba Capital Management, L.P. (*"Saba"*~~("*AIO*"), Virtus Diversified Income & Convertible Fund ("*ACV*"), Virtus Dividend, Interest & Premium Strategy Fund ("*NFJ*"), and Virtus Equity & Convertible Income Fund ("*NIE*" and together with DNP, DPG, AIO, ACV, and NFJ, each a "*Fund*" and collectively, the "*Funds*"), with Duff & Phelps Investment Management Co. (the ~~Fund~~"*Duff & Phelps Adviser*") and Virtus Investment Advisers, LLC (the "*Virtus Adviser*" and together with the Duff & Phelps Adviser and the Funds, the "*Applicants*")[1] hereby submit this ~~second~~ amended and restated application for an order (the "*Order*") of the Securities and Exchange Commission (the "*Commission*") pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the "*1940 Act*"), providing the Funds, and each other closed-end management investment company registered under the 1940 Act advised or to be advised in the future by ~~Saba~~the Duff & Phelps Adviser or the Virtus Adviser, or by an entity controlling, controlled by or under common control (within the meaning of Section 2(a)(9) of the 1940 Act) with ~~Saba~~the Duff & Phelps Adviser or the Virtus Adviser (including any successor in interest[1])[2] (each such entity, ~~including Saba,~~ the "*Adviser*") that in the future seeks to rely on the Order (such investment companies, together with the Funds, are collectively referred to herein as the "*Funds*" and each separately as a "*Future Fund*"), an exemption from the provisions of Section 19(b) of the 1940 Act and Rule 19b-1 thereunder, as more fully set forth below (the "*Application*").[2][3] The ~~Fund and the Future Funds are hereinafter collectively referred~~Order would supersede the exemptive order issued by the Commission on August 26, 2008 (the "*Prior Order*")[4] that was granted pursuant to ~~as the "Funds" and separately as a "Fund."~~Section 19(b) of the 1940 Act and Rule 19b-1 thereunder, with the result that no person will continue to rely on the Prior Order if the Order is granted.

II. THE APPLICANTS

DNP~~The Fund (formerly, Templeton Global Income Fund)~~ is organized as a ~~Delaware statutory trust, which~~Maryland corporation and is registered under the 1940 Act as a non-diversified, closed-end management investment company and commenced operations on January ~~28, 1988. Effective January 1, 2024, the Fund changed its name to Saba Capital Income & Opportunities Fund II. The Fund's~~21, 1987. DNP's common shares are listed on the New York Stock Exchange ("*NYSE*"), a national securities exchange as defined in Section 2(a)(26) of the 1940 Act. ~~Although~~ As of October 31, 2025, the Fund ~~does not currently intend to issue~~had $132 million of fixed rate preferred ~~shares, the board of trustees of the Fund may authorize the issuance~~stock, $200 million of ~~preferred shares in the future~~fixed rate senior notes outstanding, and $773 million of floating rate secured debt outstanding under a committed loan facility.

DNP's primary investment objectives are current income and long-term growth of income. Capital appreciation is a secondary objective. DNP pursues its investment objectives by investing primarily in a diversified portfolio of equity and fixed income securities of companies in the public utilities industry. Under normal market conditions, more than 65% of DNP's total assets will be invested in securities of public utility companies engaged in the production, transmission or distribution of electric energy, gas or telephone services. DNP's policy of concentrating its investments in the utilities industry has been developed to take advantage of the characteristics of securities of companies in that industry. Historically, securities of companies in the public utilities industry have tended to produce current income and long-term growth of income for their holders. They are well suited to DNP's primary investment objectives.

---

[1] DPG, AIO, ACV, NFJ, NIE and the Virtus Adviser were not named as applicants in the Prior Order (as defined below). DPG relies on the Prior Order as a registered closed-end investment company that is advised by the Duff & Phelps Adviser, as permitted by the Prior Order. AIO, ACV, NFJ, and NIE rely on the Prior Order as registered closed-end investment companies that are advised by the Virtus Adviser, an entity under common control with the Duff & Phelps Adviser, as permitted by the Prior Order. Both the Duff & Phelps Adviser and Virtus Adviser are indirect wholly owned subsidiaries of Virtus Investment Partners, Inc.

[2] For the purposes of the requested order, "successor" is limited to an entity that results from a reorganization into another jurisdiction or a change in the type of business organization.

[3] ~~The only registered closed end investment company~~ Each entity that currently intends to rely on the Order has been named as an Applicant. Any Fund that may rely on the Order in the future will comply with the terms and conditions of the Application.

[4] DNP Select Income Fund Inc., et al. (File No. 812-13377), Release No. IC-28348 (July 31, 2008) (notice), Release No. IC-28-28368 (August 26, 2008) (order).

DPG is organized as a Maryland corporation and is registered under the 1940 Act as a non-diversified, closed-end management investment company and commenced operations on July 29, 2011. DPG's common shares are listed on the NYSE. As of October 31, 2025, DPG had $25 million of floating rate mandatory redeemable preferred stock outstanding and $135 million of floating rate secured debt outstanding under a bank margin loan facility.

DPG's primary investment objective is to seek total return resulting *primarily* from (i) a high level of current income with an emphasis on providing tax-advantaged dividend income, and (ii) growth in current income, and *secondarily* from capital appreciation. DPG seeks to achieve its investment objective by investing primarily in equities of domestic and foreign utilities and infrastructure providers. DPG's investment strategies endeavor to take advantage of the income and growth characteristics of equities in these industries.

AIO is organized as a Massachusetts business trust and is registered under the 1940 Act as a diversified, closed-end management investment company and commenced operations on May 24, 2019. AIO's common shares are listed on the NYSE. As of January 30, 2026, the Fund had $130 million in a short-term credit facility.

AIO's primary investment objective is to provide total return through a combination of current income, current gains, and long-term capital appreciation. AIO normally invests at least 80% of its net assets (plus any borrowings for investment purposes) in a combination of securities issued by artificial intelligence companies and other companies that stand to benefit from artificial intelligence and other technology opportunities.

ACV is organized as a Massachusetts business trust and is registered under the 1940 Act as a diversified, closed-end management investment company and commenced operations on March 10, 2015. ACV's common shares are listed on the NYSE. As of January 30, 2026, the Fund had $50 million in senior notes outstanding and $55 million in a short-term credit facility.

ACV's primary investment objective is to provide total return through a combination of current income and capital appreciation. ACV will normally invest at least 80% of its net assets (plus any borrowings for investment purposes) in a diversified portfolio of convertible securities, income-producing equity securities, and income-producing debt and other instruments of varying maturities, of which at least 50% of total managed assets are invested in convertibles.

NFJ is organized as a Massachusetts business trust and is registered under the 1940 Act as a diversified, closed-end management investment company and commenced operations on December 12, 2006. NFJ's common shares are listed on the NYSE.

NFJ's primary investment objective is to seek current income and gains, with a secondary objective of long-term capital appreciation. Under normal circumstances, NFJ will invest at least 80% of its net assets (plus any borrowings for investment purposes) in securities and other instruments that provide dividends, interest, or option premiums.

NIE is organized as a Massachusetts business trust and is registered under the 1940 Act as a diversified, closed-end management investment company and commenced operations on August 20, 2003. NIE's common shares are listed on the NYSE.

NIE's primary investment objective is to seek total return comprised of capital appreciation, current income, and gains. Under normal circumstances, the Fund will invest at least 80% of its net assets (plus any borrowings for investment purposes) in a combination of equity securities and income-producing convertible securities.

The ~~The Fund's investment objective is to provide investors with high current income, with a secondary goal of capital appreciation. The Fund seeks to achieve its investment objective by investing globally in debt and equity securities of public and private companies, which includes, among other things, investments in closed-end funds, special purpose acquisition companies, reinsurance, public and private debt instruments. The Fund may also utilize derivatives, including but not limited to total return swaps, credit default swaps, options (including but not limited to index options) and futures, in seeking to enhance returns and/or to reduce portfolio risk. In addition, on~~

~~an opportunistic basis, the Fund may also invest up to 15% of its total assets in private funds that focus on debt, equity or other investments consistent with the Fund's investment objective.~~

~~Saba~~Duff & Phelps Adviser, with offices at ~~405 Lexington Avenue, 58th~~ 10 South Wacker Drive, 19th Floor, ~~New York, NY 10174~~Chicago, IL 60606, serves as the investment adviser to ~~the Fund. Saba~~DNP and DPG. The Duff & Phelps Adviser is registered with the Commission as an investment adviser under the Investment Advisers Act of 1940, as amended. Subject to the oversight of the board~~s~~ of ~~trustees~~directors of DNP and DPG, the ~~Fund, Saba~~Duff & Phelps Adviser is responsible for managing ~~the~~DNP's and DPG's respective investment activities ~~of the Fund and the Fund's business affairs~~.

~~On October 15, 2023 shareholders of the Fund voted to approve a new investment management agreement between the Fund and Saba (such new investment management agreement, the "*New Management Agreement*"). The New Management Agreement, which was effective January 1, 2024, replaced the previously effective amended and restated investment management agreement, dated June 1, 2014, as amended on May 13, 2020, between the Fund and Franklin Advisers, Inc. ("*Franklin*"), the Fund's previous investment adviser.~~

~~Franklin and the Fund have previously relied on an exemptive order (IC Rel. No. 30499) granting an exemption from Section 19(b) to allow the Fund to make periodic distributions of long-term capital gains ("*Existing Order*").~~

~~_~~

_____

The Virtus Adviser, with offices at One Financial Plaza, Hartford, CT 06103-2608, serves as the investment adviser to AIO, ACV, NFJ, and NIE. The Virtus Adviser is registered with the Commission as an investment adviser under the Investment Advisers Act of 1940, as amended. Subject to the oversight of the Boards of Trustees of AIO, ACV, NFJ, and NIE, the Virtus Adviser is responsible for managing AIO's, ACV's, NFJ's, and NIE's respective investment activities.

~~As Saba has succeeded in the role of investment adviser of the Fund, replacing Franklin, the Fund and Saba cannot rely on the Existing Order.³~~

III.   REQUEST FOR EXEMPTIVE RELIEF

Section 19(b) of the 1940 Act provides that it shall be unlawful in contravention of such rules, regulations, or orders as the Commission may prescribe as necessary or appropriate in the public interest or for the protection of investors for any registered investment company to distribute long-term capital gains, as defined in the Internal Revenue Code of 1986, as amended (the "*Code*"), more often than once every twelve months. Rule 19b-1 under the 1940 Act provides that no registered investment company which is a "regulated investment company" as defined in Section 851 of the Code may make more than (i) one "capital gain dividend," as defined in Section 852(b)(3)(C) of the Code, in any one taxable year of the company, (ii) one additional capital gain distribution made in whole or in part to avoid payment of excise tax under Section 4982 of the Code plus (iii) one supplemental capital gain dividend pursuant to Section 855 of the Code (*provided* that it does not exceed 10% of the total amount distributed for the taxable year).

Applicants believe that Rule 19b-1 should be interpreted to permit a Fund to pay an unlimited number of distributions on its common and preferred shares (if any) so long as it makes the designation necessary under the Code and Rule 19b-1 to characterize those distributions as "capital gain dividends" restricted by Rule 19b-1 only as often as is permitted by Rule 19b-1, even if the Code would then require retroactively spreading the capital gain resulting from that designation over more than the permissible number of distributions. However, to obtain certainty for a Fund's proposed distribution policies (each, a "*Distribution Policy*"), in the absence of such an interpretation, Applicants hereby request an order pursuant to Section 6(c) of the 1940 Act granting an exemption from Section 19(b) of the 1940 Act and Rule 19b-1 thereunder. The Order would permit each Fund to make periodic capital gain dividends (as defined in Section 852(b)(3)(C) of the Code) that include long-term capital gains as frequently as twelve times in any one taxable year in respect of its shares of beneficial interest ("*common shares*") and as often as specified by, or determined in accordance with the terms of, any preferred shares issued by the Fund~~s~~.

IV. REPRESENTATIONS OF APPLICANTS

Prior to a Fund's implementing a Distribution Policy in reliance on the Order, the board of directors or trustees (the "*Board*") of each Fund seeking to rely on the Order, including a majority of the directors or trustees who are not interested persons of the Fund, as defined in Section 2(a)(19) of the 1940 Act (the "*Independent Board Members*"), will request, and the Adviser will provide, such information as is reasonably necessary to make an informed determination of whether the Board should adopt a proposed Distribution Policy. In particular, the Board and the Independent Board Members will review information regarding (i) the purpose and terms of the proposed Distribution Policy; (ii) the likely effects of the proposed Distribution Policy on the Fund's long-term total return (in relation to market price and net asset value per share of common shares ("*NAV*")); (iii) the expected relationship between the Fund's distribution rate on its common shares under the proposed Distribution Policy and the Fund's total return (in relation to NAV); (iv) whether the rate of distribution is anticipated to exceed the Fund's expected total return in relation to its NAV; and (v) any foreseeable material effects of the proposed Distribution Policy on the Fund's long-term total return (in relation to market price and NAV).

The Independent Board Members will also consider what conflicts of interest the Adviser and the affiliated persons of the Adviser and the Fund might have with respect to the adoption or implementation of the proposed Distribution Policy.

---

[3] ~~In reliance on the Commission staff no-action letter issued to Innovator Capital Management, LLC, et al. (pub. avail. October 6, 2017) and oral discussions with the Commission staff, the Applicants intend to rely on the Existing Order as if the Existing Order extended to the Adviser until the earlier of the receipt of the Order or 150 days from January 1, 2024, the date of the New Management Agreement between the Fund and the Adviser. During such time, the Adviser will comply with the terms and conditions in the Existing Order imposed on Franklin as though such terms and conditions were imposed directly on the Adviser. When and if the Order is granted by the Commission, the Applicants would then rely on the Order, rather than continuing to rely on the Existing Order.~~

Following this review, the Board, including the Independent Board Members, of each Fund will, before adopting or implementing any proposed Distribution Policy, make a determination that the proposed Distribution Policy is consistent with the Fund's investment objective(s) and in the best interests of the holders of the Fund's common shares. The Distribution Policy will be consistent with the Fund's policies and procedures and will be described in the Fund's registration statement.

In addition, prior to implementation of a Distribution Policy for any Fund pursuant to the Order requested by this Application, the Board of the Fund shall have adopted policies and procedures (the "*Section 19 Compliance Policies*") pursuant to Rule 38a-1 under the 1940 Act that:

1. are reasonably designed to ensure that all notices required to be sent to the Fund's shareholders pursuant to Section 19(a) of the 1940 Act, Rule 19a-1 thereunder and by condition 4 below (each, a "*19(a) Notice*") include the disclosure required by Rule 19a-1 and by condition 2(a) below, and that all other written communications by the Fund or its agents regarding distributions under the Distribution Policy include the disclosure required by condition 3(a) below; and

2. require the Fund to keep records that demonstrate its compliance with all of the conditions of the Order and that are necessary for the Fund to form the basis for, or demonstrate the calculation of, the amounts disclosed in its 19(a) Notices.

The records of the actions of the Board of each Fund will summarize the basis for the Board's approval of the Distribution Policy, including its consideration of the factors described above. These records will be maintained for a period of at least six years from the date of the applicable meeting, the first two years in an easily accessible place, or for such longer period as may otherwise be required by law.

Generally, the purpose of a Distribution Policy would be to permit a Fund to distribute periodically, over the course of each year, an amount closely approximating the total taxable income of the Fund during the year through distributions in relatively equal amounts (plus any required special distributions) that are composed of payments received from portfolio companies, supplemental amounts generally representing realized capital gains or, possibly, returns of capital that may represent unrealized capital gains. The Fund seeks to establish a distribution rate that approximates the Fund's projected total return that can reasonably be expected to be generated by the Fund over an extended period of time, although the distribution rate will not be solely dependent on the amount of income earned or capital gains realized by the Fund for the year. Under the Distribution Policy of ~~a~~the Fund, the Fund would distribute periodically (as frequently as twelve times in any taxable year) to its respective common shareholders a fixed percentage of the market price of the Fund's common shares at a particular point in time or a fixed percentage of NAV at a particular time or a fixed amount per share of common shares, any of which may be adjusted from time to time. It is anticipated that under a Distribution Policy, the minimum annual distribution rate with respect to the Fund's common shares would be independent of the Fund's performance during any particular period but would be expected to correlate with the Fund's performance over time. Except for extraordinary distributions and potential increases or decreases in the final dividend periods in light of the Fund's performance for an entire calendar year and to enable the Fund to comply with the distribution requirements of Subchapter M of the Code for the calendar year, each distribution on the Fund's common shares would be at the stated rate then in effect. The Board will periodically review the amount of potential distributions in light of the investment experience of the Fund, and may modify or terminate a Distribution Policy at any time.

V. JUSTIFICATION FOR REQUESTED RELIEF

Section 6(c) of the 1940 Act provides that the Commission may exempt any person, security or transaction from any provision of the 1940 Act or of any rule or regulation thereunder, if and to the extent that the exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act. For the reasons set forth below, Applicants submit that the requested exemption from Section 19(b) of the 1940 Act and Rule 19b-1 thereunder would be consistent with the standards set forth in Section 6(c) of the 1940 Act and in the best interests of the Funds and their respective shareholders.

A. *Receipt of the Order would serve shareholder interests*

Applicants believe that closed-end fund investors may prefer an investment vehicle that provides regular current income through fixed distribution policies that would be available through a Distribution Policy. Allowing a Distribution Policy to operate in the manner described in this Application would help fill current investor demand and foster competition in the registered fund market.

An exemption from Rule 19b-1 would benefit shareholders in another way. Common shares of closed-end funds often trade in the marketplace at a discount to their NAV. Applicants believe that this discount may be reduced if a Fund is permitted to pay relatively frequent dividends on its common shares at a consistent rate, whether or not those dividends contain an element of long-term capital gains. Any reduction in the discount at which the Fund's common shares trade in the market would benefit the holders of the Fund's common shares along with the Fund.

B. *The Fund's shareholders would receive information sufficient to clearly inform them of the nature of the distributions they are receiving*

One of the concerns leading to the enactment of Section 19(b) and adoption of Rule 19b-1 was that shareholders might be unable to distinguish between frequent distributions of capital gains and dividends from investment income.[5] However, Rule 19a-1 under the 1940 Act effectively addresses this concern by requiring that distributions (or the confirmation of the reinvestment thereof) estimated to be sourced in part from capital gains or capital be accompanied by a separate statement showing the sources of the distribution (e.g., estimated net income, net short-term capital gains, net long-term capital gains and/or return of capital). The same information will be included in each Fund's annual report to shareholders and on its Internal Revenue Service ("*IRS*") Form 1099-DIV, which will be sent to each common and preferred shareholder who received distributions during a particular year (including shareholders who have sold shares during the year).

---

[5] See Securities and Exchange Commission 1966 Report to Congress on Investment Company Growth (H.R. Rep. No. 2337, 89th Cong. 2d Sess. 190-95 (1966)); S. Rep. No. 91-184, 91st Cong., 1st Sess. 29 (1969); H.R. Rep. No. 91-1382, 91st Cong., 2d Sess. 29 (1970).

In addition, each of the Funds will make the additional disclosures required by the conditions set forth in Part VI below, and each of them will adopt compliance policies and procedures in accordance with Rule 38a-1 under the 1940 Act to ensure that all required notices and disclosures are sent to shareholders.

The information required by Section 19(a), Rule 19a-1, the Distribution Policy, the Section 19 Compliance Policies and the conditions listed below will help to ensure that each Fund's shareholders are provided sufficient information to understand that their periodic distributions are not tied to the Fund's net investment income (which for this purpose is the Fund's taxable income other than from capital gains) and realized capital gains to date, and may not represent yield or investment return. Accordingly, subjecting the Funds to Section 19(b) and Rule 19b-1 would afford shareholders no extra protection. In addition, the Funds will undertake to request intermediaries, or their agent(s), to forward 19(a) Notices to their customers and to reimburse them for the costs of forwarding. Such forwarding may occur in any manner permitted by statute, rule or order or by the staff of the Commission.

C. *Under certain circumstances, Rule 19b-1 gives rise to improper influence on portfolio management decisions, with no offsetting benefit to shareholders*

Rule 19b-1, when applied to a Distribution Policy, actually gives rise to one of the concerns that Rule 19b-1 was intended to avoid: inappropriate influence on portfolio management decisions. Funds that pay long-term capital gains distributions only once per year in accordance with Rule 19b-1 impose no pressure on management to realize capital gains at any time when purely investment considerations do not dictate doing so. In the absence of an exemption from Rule 19b-1, the adoption of a periodic distribution plan imposes pressure on management (i) not to realize any net long-term capital gains until the point in the year that the fund can pay all of its remaining distributions in accordance with Rule 19b-1 and (ii) not to realize any long-term capital gains during any particular year in excess of the amount of the aggregate pay-out for the year (since as a practical matter excess gains must be distributed and accordingly would not be available to satisfy pay-out requirements in following years), notwithstanding that purely investment considerations might favor realization of long-term gains at different times or in different amounts.

No purpose is served by the distortion in the normal operation of a periodic distribution plan required in order to comply with Rule 19b-1. There is no benefit in requiring any fund that adopts a periodic distribution plan either to retain (and pay taxes on) long-term capital gains (with the resulting additional tax return complexities for the fund's shareholders) or to avoid designating its distributions of long-term gains as capital gains dividends for tax purposes (thereby avoiding a Rule 19b-1 problem but providing distributions taxable at ordinary income rates rather than the much lower long-term capital gains rates). The desirability of avoiding these anomalous results creates pressure to limit the realization of long-term capital gains that otherwise would be taken for purely investment considerations.

The Order requested by Applicants would minimize these anomalous effects of Rule 19b-1 by enabling the Funds to realize long-term capital gains as often as investment considerations dictate without fear of violating Rule 19b-1.

D. *Other concerns leading to adoption of Rule 19b-1 are not applicable*

Another concern that led to the enactment of Section 19(b) of the 1940 Act and adoption of Rule 19b-1 was that frequent capital gains distributions could facilitate improper fund share sales practices, including, in particular, the practice of urging an investor to purchase shares of a fund on the basis of an upcoming capital gains dividend ("*selling the dividend*"), where the dividend would result in an immediate corresponding reduction in NAV and would be in effect a taxable return of the investor's capital. Applicants submit that this concern should not apply to closed-end investment companies, such as the Funds, that do not continuously distribute shares. Furthermore, if the underlying concern extends to secondary market purchases of shares of closed-end funds that are subject to a large upcoming capital gains dividend, adoption of a periodic distribution plan may help minimize the concern by avoiding, through periodic distributions, any buildup of large end-of-the-year distributions.

Applicants also submit that the "selling the dividend" concern is not applicable to preferred shares, which entitles a holder to no more than a specified periodic dividend and, like a debt security, is initially sold at a price based upon its liquidation preference, credit quality, dividend rate and frequency of payment. Investors buy preferred shares for the purpose of receiving specific payments at the frequency bargained for, and any application of Rule 19b-1 to preferred shares would be contrary to the expectation of investors. There is also currently a tax rule that provides that any loss realized by a shareholder upon sale of shares of a regulated investment company that were held for six months or less will be treated as a long-term capital loss, to the extent of any long-term capital gains paid on such shares, to avoid the selling of dividends.

E. *Further limitations of Rule 19b-1*

Subparagraphs (a) and (f) of Rule 19b-1 limit the number of capital gains dividends, as defined in Section 852(b)(3)(C) of the Code, that a fund may make with respect to any one taxable year to one, plus a supplemental distribution made pursuant to Section 855 of the Code not exceeding 10% of the total amount distributed for the year, plus one additional capital gain dividend made in whole or in part to avoid the excise tax under Section 4982 of the Code.

Applicants assert that by limiting the number of capital gain dividends that a Fund may make with respect to any one year, Rule 19b-1 may prevent the normal and efficient operation of a periodic distribution plan whenever that Fund's realized net long-term capital gains in any year exceed the total of the periodic distributions that may include such capital gains under the rule. Rule 19b-1 thus may force the fixed regular periodic distributions to be funded with returns of capital[5][6] (to the extent net investment income and realized short term capital gains are insufficient to fund the distribution), even though realized net long-term capital gains otherwise would be available.

To distribute all of a Fund's long-term capital gains within the limits in Rule 19b-1, a Fund may be required to make total distributions in excess of the annual amount called for by its periodic distribution plan or to retain and pay taxes on the excess amount. Applicants believe that the application of Rule 19b-1 to ~~a~~the Fund's periodic distribution plan may create pressure to limit the realization of long-term capital gains based on considerations unrelated to investment goals.

Revenue Ruling 89-81[6][7] under the Code requires that a fund that seeks to qualify as a regulated investment company under the Code and that has both common shares and preferred shares outstanding designate the types of income, e.g., investment income and capital gains, in the same proportion as the total distributions distributed to each class for the tax year. To satisfy the proportionate designation requirements of Revenue Ruling 89-81, whenever a fund has realized a long-term capital gain with respect to a given tax year, the fund must designate the required proportionate share of such capital gain to be included in common and preferred shares dividends. Although Rule 19b-1 allows a fund some flexibility with respect to the frequency of capital gains distributions, a fund might use all of the exceptions available under Rule 19b-1 for a tax year and still need to distribute additional capital gains allocated to the preferred shares to comply with Revenue Ruling 89-81.

The potential abuses addressed by Section 19(b) and Rule 19b-1 do not arise with respect to preferred shares issued by a closed-end fund. Such distributions generally are either fixed or are determined in periodic auctions or remarketings or are periodically reset by reference to short-term interest rates rather than by reference to performance of the issuer, and Revenue Ruling 89-81 determines the proportion of such distributions that are comprised of the long-term capital gains. The Applicants also submit that the "selling the dividend" concern is not applicable to preferred shares, which entitles a holder to no more than a periodic dividend at a fixed rate or the rate determined by the market, and, like a debt security, is priced based upon its liquidation value, dividend rate, credit quality, and frequency of payment. Investors buy preferred shares for the purpose of receiving payments at the frequency bargained for and do not expect the liquidation value of their shares to change.

The proposed Order will assist the Funds in avoiding these Rule 19b-1 problems.

F. *General*

The relief requested is that the Commission permit the Funds to make periodic distributions in respect of their common shares as frequently as twelve times in any one taxable year and in respect of their preferred shares as specified by or determined in accordance with the terms thereof. Granting this relief would provide the Fund~s~ with flexibility in meeting investor interest in receiving more frequent distributions. Implementation of the relief would

---

[6] These would be returns of capital for financial accounting purposes and not for tax accounting purposes.
[7] 1989-1 C.B. 226.

actually ameliorate the concerns that gave rise to Section 19(b) and Rule 19b-1 and help avoid the "selling of dividends" problem, which Section 19(b) and Rule 19b-1 are not effective in preventing.

The potential issues under Rule 19b-1 are not relevant to distributions on preferred shares. Not only are such distributions fixed or determined by the market rather than by reference to the performance of the issuer but also the long-term capital gain component is mandated by the IRS to be the same proportion as the proportion of long-term gain dividends bears to the total distributions in respect of the common shares and consequently the long-term gain component cannot even be known until the end of the fund's fiscal year. In these circumstances it would be very difficult for any of the potential abuses reflected in Rule 19b-1's restrictions to occur.

In summary, Rule 19b-1, in the circumstances referred to above, is likely to distort the effective and proper functioning of a Fund's Distribution Policy and gives rise to the very pressures on portfolio management decisions that Rule 19b-1 was intended to avoid. These distortions forced by Rule 19b-1 serve no purpose and are not in the best interests of shareholders.

VI. APPLICANTS' CONDITIONS

Applicants agree that, with respect to each Fund seeking to rely on the Order, the Order will be subject to each of the following conditions:

1. *Compliance Review and Reporting*

The Fund's chief compliance officer will: (a) report to the Fund's Board, no less frequently than once every three months or at the next regularly scheduled quarterly Board meeting, whether (i) the Fund and its Adviser have complied with the conditions of the Order and (ii) a material compliance matter (as defined in Rule 38a-1(e)(2) under the 1940 Act) has occurred with respect to such conditions; and (b) review the adequacy of the policies and procedures adopted by the Board no less frequently than annually.

2. *Disclosures to Fund Shareholders*

(a) Each 19(a) Notice disseminated to the holders of the Fund's common shares, in addition to the information required by Section 19(a) and Rule 19a-1:

(i) will provide, in a tabular or graphical format:

(1) the amount of the distribution, on a per share of common shares basis, together with the amounts of such distribution amount, on a per share of common shares basis and as a percentage of such distribution amount, from estimated: (A) net investment income; (B) net realized short-term capital gains; (C) net realized long-term capital gains; and (D) return of capital or other capital source;

(2) the fiscal year-to-date cumulative amount of distributions, on a per share of common shares basis, together with the amounts of such cumulative amount, on a per share of common shares basis and as a percentage of such cumulative amount of distributions, from estimated: (A) net investment income; (B) net realized short-term capital gains; (C) net realized long-term capital gains; and (D) return of capital or other capital source;

(3) the average annual total return in relation to the change in NAV for the 5-year period (or, if the Fund's history of operations is less than five years, the time period commencing immediately following the Fund's first public offering) ending on the last day of the month ended immediately prior to the most recent distribution record date compared to the current fiscal period's annualized distribution rate expressed as a percentage of NAV as of the last day of the month prior to the most recent distribution record date; and

(4) the cumulative total return in relation to the change in NAV from the last completed fiscal year to the last day of the month prior to the most recent distribution record date compared to

the fiscal year-to-date cumulative distribution rate expressed as a percentage of NAV as of the last day of the month prior to the most recent distribution record date.

Such disclosure shall be made in a type size at least as large and as prominent as the estimate of the sources of the current distribution; and

(ii) will include the following disclosure:

(1) "You should not draw any conclusions about the Fund's investment performance from the amount of this distribution or from the terms of the Fund's Distribution Policy.";

(2) "The Fund estimates that it has distributed more than its income and net realized capital gains; therefore, a portion of your distribution may be a return of capital. A return of capital may occur, for example, when some or all of the money that you invested in the Fund is paid back to you. A return of capital distribution does not necessarily reflect the Fund's investment performance and should not be confused with 'yield' or 'income'";~~[7]~~[8] and

(3) "The amounts and sources of distributions reported in this 19(a) Notice are only estimates and are not being provided for tax reporting purposes. The actual amounts and sources of the amounts for tax reporting purposes will depend upon the Fund's investment experience during the remainder of its fiscal year and may be subject to changes based on tax regulations. The Fund will send you a Form 1099-DIV for the calendar year that will tell you how to report these distributions for federal income tax purposes."

Such disclosure shall be made in a type size at least as large as and as prominent as any other information in the 19(a) Notice and placed on the same page in close proximity to the amount and the sources of the distribution.

(b) On the inside front cover of each report to shareholders under Rule 30e-1 under the 1940 Act, the Fund will:

(i) describe the terms of the Distribution Policy (including the fixed amount or fixed percentage of the distributions and the frequency of the distributions);

(ii) include the disclosure required by condition 2(a)(ii)(1) above;

(iii) state, if applicable, that the Distribution Policy provides that the Board may amend or terminate the Distribution Policy at any time without prior notice to Fund shareholders; and

(iv) describe any reasonably foreseeable circumstances that might cause the Fund to terminate the Distribution Policy and any reasonably foreseeable consequences of such termination.

(c) Each report provided to shareholders of a Fund under Rule 30e-1 under the 1940 Act and each prospectus filed with the Commission on Form N-2 under the 1940 Act, will provide the Fund's total return in relation to changes in NAV in the financial highlights table and in any discussion about the Fund's total return.

3. *Disclosure to Shareholders, Prospective Shareholders and Third Parties*

(a) The Fund will include the information contained in the relevant 19(a) Notice, including the disclosure required by condition 2(a)(ii) above, in any written communication (other than a communication on Form 1099) about the Distribution Policy or distributions under the Distribution Policy by the Fund, or agents that the Fund has authorized to make such communication on the Fund's behalf, to any Fund shareholder, prospective shareholder or third-party information provider;

---

[8] The disclosure in this condition 2(a)(ii)(2) will be included only if the current distribution or the fiscal year-to-date cumulative distributions are estimated to include a return of capital.

(b) The Fund will issue, contemporaneously with the issuance of any 19(a) Notice, a press release containing the information in the 19(a) Notice and will file with the Commission the information contained in such 19(a) Notice, including the disclosure required by condition 2(a)(ii) above, as an exhibit to its next filed Form N-CSR; and

(c) The Fund will post prominently a statement on its (or ~~the~~its Adviser's) website containing the information in each 19(a) Notice, including the disclosure required by condition 2(a)(ii) above, and maintain such information on such website for at least 24 months.

4. *Delivery of 19(a) Notices to Beneficial Owners*

If a broker, dealer, bank or other person ("*financial intermediary*") holds common shares issued by the Fund in nominee name, or otherwise, on behalf of a beneficial owner, the Fund:

(a) will request that the financial intermediary, or its agent, forward the 19(a) Notice to all beneficial owners of the Fund's shares held through such financial intermediary;

(b) will provide, in a timely manner, to the financial intermediary, or its agent, enough copies of the 19(a) Notice assembled in the form and at the place that the financial intermediary, or its agent, reasonably requests to facilitate the financial intermediary's sending of the 19(a) Notice to each beneficial owner of the Fund's shares; and

(c) upon the request of any financial intermediary, or its agent, that receives copies of the 19(a) Notice, will pay the financial intermediary, or its agent, the reasonable expenses of sending the 19(a) Notice to such beneficial owners.

5. *Additional Board Determinations for Funds When Common Shares Trade at a Premium*

If:

(a) The Fund's common shares have traded on the stock exchange that they primarily trade on at the time in question at an average premium to NAV equal to or greater than 10%, as determined on the basis of the average of the discount or premium to NAV of the Fund's common shares as of the close of each trading day over a 12-week rolling period (each such 12-week rolling period ending on the last trading day of each week); and

(b) The Fund's annualized distribution rate for such 12-week rolling period, expressed as a percentage of NAV as of the ending date of such 12-week rolling period, is greater than the Fund's average annual total return in relation to the change in NAV over the 2-year period ending on the last day of such 12-week rolling period;

then:

(i) At the earlier of the next regularly scheduled meeting or within four months of the last day of such 12-week rolling period, the Board, including a majority of its Independent Board Members:

(1) will request and evaluate, and the Fund's Adviser will furnish, such information as may be reasonably necessary to make an informed determination of whether the Distribution Policy should be continued or continued after amendment;

(2) will determine whether continuation, or continuation after amendment, of the Distribution Policy is consistent with the Fund's investment objective(s) and policies and is in the best interests of the Fund and its shareholders, after considering the information in condition 5(b)(i)(1) above; including, without limitation:

(A)   whether the Distribution Policy is accomplishing its purpose(s);

(B) the reasonably foreseeable material effects of the Distribution Policy on the Fund's long-term total return in relation to the market price and NAV of the Fund's common shares; and

(C) the Fund's current distribution rate, as described in condition 5(b) above, compared with the Fund's average annual taxable income or total return over the 2-year period, as described in condition 5(b), or such longer period as the Board deems appropriate; and

(3) based upon that determination, will approve or disapprove the continuation, or continuation after amendment, of the Distribution Policy; and

(ii) The Board will record the information considered by it, including its consideration of the factors listed in condition 5(b)(i)(2) above, and the basis for its approval or disapproval of the continuation, or continuation after amendment, of the Distribution Policy in its meeting minutes, which must be made and preserved for a period of not less than six years from the date of such meeting, the first two years in an easily accessible place.

6. *Public Offerings*

The Fund will not make a public offering of the Fund's common shares other than:

(a) a rights offering below NAV to holders of the Fund's common shares;

(b) an offering in connection with a dividend reinvestment plan, merger, consolidation, acquisition, spin off or reorganization of the Fund; or

(c) an offering other than an offering described in conditions 6(a) and 6(b) above, *provided* that, with respect to such other offering:

(i) the Fund's annualized distribution rate for the six months ending on the last day of the month ended immediately prior to the most recent distribution record date[8],[9] expressed as a percentage of NAV as of such date, is no more than one percentage point greater than the Fund's average annual total return for the 5-year period ending on such date;[9][10] and

(ii) the transmittal letter accompanying any registration statement filed with the Commission in connection with such offering discloses that the Fund has received an order under Section 19(b) to permit it to make periodic distributions of long- term capital gains with respect to its common shares as frequently as twelve times each year, and as frequently as distributions are specified by or determined in accordance with the terms of any outstanding shares of preferred shares as the Fund may issue.

7. *Amendments to Rule 19b-1*

The requested Order will expire on the effective date of any amendment to Rule 19b-1 that provides relief permitting certain closed-end investment companies to make periodic distributions of long-term capital gains with respect to their outstanding common shares as frequently as twelve times each year.

VII.APPLICABLE PRECEDENT

The Commission has recently granted substantially the same relief as that sought herein in *Destra Multi-Alternative Fund and Destra Capital Advisors, LLC*, Investment Company Act Release Nos. 35381 (November 12, 2024) (notice) and 35412 (December 10, 2024) (order); *Saba Capital Income & Opportunities Fund II and Saba Capital Management, L.P.*, Investment Company Act Release Nos. 35277 (July 5, 2024) (notice) and 35288 (July 31,

[9] If the Fund has been in operation fewer than six months, the measured period will begin immediately following the Fund's first public offering.
[10] If the Fund has been in operation fewer than five years, the measured period will begin immediately following the Fund's first public offering.

2024) (order); *High Income Securities Fund, et al.*, Investment Company Act Release Nos. 34373 (September 9, 2021) (notice) and 34395 (October 5, 2021) (order); *First Eagle Global Opportunities Fund and First Eagle Investment Management, LLC*, Investment Company Act Release Nos. 34397 (October 12, 2021) (notice) and 34416 (November 9, 2021) (order); *Mainstay CBRE Global Infrastructure Megatrends Fund, et al.*, Investment Company Act Release Nos. 34372 (September 3, 2021) (notice) and 34390 (September 29, 2021) (order); *DoubleLine Opportunistic Credit, et al.*, Investment Company Act Release Nos. 34328 (July 13, 2021) (notice) and 34353 (August 9, 2021) (order); *Vertical Capital Income Fund and Oakline Advisors, LLC*, Investment Company Act Release Nos. 33505 (June 12, 2019) (notice) and 33548 (July 9, 2019) (order); *Putnam Managed Municipal Income Trust, et al.*, Investment Company Act Release Nos. 33449 (April 17, 2019) (notice) and 33474 (May 14, 2019) (order); *Macquarie Global Infrastructure Total Return Fund Inc.*, et al., Investment Company Act Release Nos. 33389 (March 5, 2019) (notice) and 33436 (April 2, 2019) (order); *Special Opportunities Fund, Inc. and Bulldog Investors, LLC*, Investment Company Act Release Nos. 33367 (February 4, 2019) and 33386 (March 4, 2019); *Vivaldi Opportunities Fund and Vivaldi Asset Management, LLC*, Investment Company Act Release Nos. 33147 (July 3, 2018)(notice) and 33185 (July 31, 2018) (order); *The Swiss Helvetia Fund, Inc., et al.*, Investment Company Act Release Nos. 33075 (April 23, 2018)(notice) and 33099 (May 21, 2018)(order); *The Mexico Equity & Income Fund, Inc. and Pichardo Asset Management, S.A. de C.V.*, Investment Company Act Release Nos. 32640 (May 18, 2017)(notice) and 32676 (June 13, 2017)(order); *RiverNorth DoubleLine Strategic Opportunity Fund, Inc. and RiverNorth Capital Management LLC*, Investment Company Act Release Nos. 32635 (May 12, 2017)(notice) and 32673 (June 7, 2017)(order); *Brookfield Global Listed Infrastructure Income Fund Inc., et al.*, Investment Company Act Release Nos. 31802 (September 1, 2015) (notice) and 31855 (September 30, 2015)(order); and *Ares Dynamic Credit Allocation Fund, Inc.*, et al., Investment Company Act Release Nos. 31665 (June 9, 2015) (notice) and 31708 (July 7, 2015)() (order).

VIII. PROCEDURAL MATTERS

All of the requirements for execution and filing of this Application on behalf of the Applicants have been complied with in accordance with the applicable organizational documents of the Applicants, and the undersigned officers of the Applicants are fully authorized to execute this Application. The resolutions of the Board of Directors of DNP and DPG and the resolutions of the Board of Trustees of the FundAIO, ACV, NFJ and NIE, authorizing the filing of this Application, required by Rule 0-2(c) under the 1940 Act, are included as Exhibit A to this Application. The verifications required by Rule 0-2(d) under the 1940 Act are included as Exhibit B to this Application.

Pursuant to Rule 0-2(f) under the 1940 Act, ApplicantsDNP and DPG state that their address is 405 Lexington Avenue, 58thc/o the Duff & Phelps Adviser, 10 South Wacker Drive, 19th Floor, New York, NY 10174 andChicago, IL 60606. The Duff & Phelps Adviser states that its address is 10 South Wacker Drive, 19th Floor, Chicago, IL 60606. AIO, ACV, NFJ and NIE state that their address is 101 Munson Street, Greenfield, MA 01301-9683. The Virtus Adviser states that its address is One Financial Plaza, Hartford, CT 06103-2608. The Applicants confirm that all written communications regarding this Application should be directed to the individuals and addresses indicated on the cover page of this Application.

Applicants desire that the Commission issue the requested Order pursuant to Rule 0-5 under the 1940 Act without conducting a hearing.

IX. CONCLUSION

For the foregoing reasons, Applicants respectfully request that the Commission issue an order under Section 6(c) of the 1940 Act exempting the Funds from the provisions of Section 19(b) of the 1940 Act and Rule 19b-1 thereunder to permit each Fund to make distributions on its common shares consisting in whole or in part of capital gain dividends as frequently as twelve times in any one taxable year so long as it complies with the conditions of the Order and maintains in effect a Distribution Policy with respect to its common shares as described in this Application. In addition, Applicants request that the Order permit each Fund to make distributions on its preferred shares (if any) that it has issued or may issue in the future consisting in whole or in part of capital gain dividends as frequently as specified by or determined in accordance with the terms thereof. Applicants submit that the requested exemption is necessary or appropriate in the public interest, consistent with the protection of investors and consistent with the purposes fairly intended by the policy and provisions of the 1940 Act.

Dated: May 13, 2026	DNP Select Income Fund Inc.
	By: /s/ David Grumhaus, Jr.
	Name: David Grumhaus, Jr.
Dated: June 20, 2024	Title: ~~Saba Capital Income & Opportunities Fund II~~ President and Chief Executive Officer
	By: ~~/s/ Pierre Weinstein~~
	~~Name: Pierre Weinstein~~
	~~Title: Chief Executive Officer and Chairman of the Board of Trustees~~
~~Dated: June 20, 2024~~	~~Saba Capital Management, L.P.~~
	~~By: /s/ Michael D' Angelo~~
	~~Name: Michael D'Angelo~~
	~~Title: General Counsel~~

Dated: May 13, 2026	Duff & Phelps Utility and Infrastructure Fund Inc.
	By: /s/ David Grumhaus, Jr.
	Name: David Grumhaus, Jr.
	Title: President and Chief Executive Officer

Dated: May 13, 2026	Duff & Phelps Investment Management Co.
	By: /s/ David Grumhaus, Jr.
	Name: David Grumhaus, Jr.
	Title: President and Chief Investment Officer

Dated: May 13, 2026	Virtus Artificial Intelligence & Technology Opportunities Fund
	By: /s/ George R. Aylward
	Name: George R. Aylward
	Title: President and Chief Executive Officer

Dated: May 13, 2026	Virtus Diversified Income & Convertible Fund
	By: /s/ George R. Aylward
	Name: George R. Aylward
	Title: President and Chief Executive Officer

Dated: May 13, 2026	Virtus Dividend, Interest & Premium Strategy Fund
	By: /s/ George R. Aylward
	Name: George R. Aylward
	Title: President and Chief Executive Officer

Dated: May 13, 2026   Virtus Equity & Convertible Income Fund

By: /s/ George R. Aylward
Name: George R. Aylward
Title: President and Chief Executive Officer

Dated: May 13, 2026   Virtus Investment Advisers, LLC

By: /s/ Richard W. Smirl
Name: Richard W. Smirl
Title: Executive Vice President

EXHIBITS TO APPLICATION

The following materials are made a part of the Application and are attached hereto:

DESIGNATION	DOCUMENT
Exhibit A.1	Resolutions of the Boards of Directors of DNP Select Income Fund Inc. and Duff & Phelps Utility and Infrastructure Fund Inc.
Exhibit A.2	Resolutions of the Boards of Trustees of ~~Saba Capital Income &~~ Virtus Artificial Intelligence & Technologies Opportunities Fund ~~II~~, Virtus Diversified Income & Convertible Fund, Virtus Dividend, Interest & Premium Strategy Fund, and Virtus Equity & Convertible Income Fund
Exhibit B	Verifications
Exhibit C	Marked copy of the Applicants' application showing changes from the application of ~~First Eagle Global Opportunities Fund, et al.~~Destra Multi-Alternative Fund and Destra Capital Advisors LLC (File No. 812-15~~2~~6~~0~~45), an application identified by the Applicants as substantially identical under Rule 0-5(e)(3). Marked copy of the Applicants' application showing changes from the application of ~~DoubleLine Opportunistic Credit, et al~~Saba Capital Income & Opportunities Fund II and Saba Capital Management, L.P. (File No. 812-~~15240~~15561), an application identified by the Applicants as substantially identical under Rule 0-5(e)(3~~)~~).
Exhibit D	Marked copy of the Applicant's application showing changes from the immediately prior version of the application filed on March 11, 2026 (File No. 812-16005)

Resolutions of the Boards of ~~Trustees~~Directors of
~~Saba Capital~~DNP Select Income ~~& Opportunities~~ Fund ~~II~~Inc. and Duff & Phelps Utility and Infrastructure Fund Inc.

~~Exemptive Application~~

February 3, 2026

RESOLVED, that the officers of ~~Saba Capital~~DNP Select Income ~~& Opportunities Fund II (the "~~Fund Inc. ("DNP") be, and ~~each~~ hereby ~~is~~are, authorized to prepare, execute and submit, on behalf of ~~the Fund~~DNP, an exemptive application to the Securities and Exchange Commission for an order pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the "Act"), for an exemption from Section 19(b) of the Act and Rule 19b-1 ~~under the Act~~ thereunder to permit ~~the Fund~~DNP to make periodic capital gain dividends (as defined in Section 852(b)(3)(C) of the Internal Revenue Code of 1986, as amended) that include long-term capital gains as frequently as twelve times in any one taxable year in respect of its common shares of beneficial interest and as often as specified by, or determined in accordance with the terms of, any preferred shares of beneficial interest issued by DNP.

FURTHER RESOLVED, that the officers of Duff & Phelps Utility and Infrastructure Fund Inc. ("DPG", and together with DNP, the "Funds") be, and hereby are, authorized to prepare, execute and submit, on behalf of DPG, an exemptive application to the Securities and Exchange Commission for an order pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the ~~Fund; and be it further~~"Act"), for an exemption from Section 19(b) of the Act and Rule 19b-1 thereunder to permit DPG to make periodic capital gain dividends (as defined in Section 852(b)(3)(C) of the Internal Revenue Code of 1986, as amended) that include long-term capital gains as frequently as twelve times in any one taxable year in respect of its common shares of beneficial interest and as often as specified by, or determined in accordance with the terms of, any preferred shares of beneficial interest issued by DPG.

FURTHER RESOLVED, that the appropriate officers of the Funds be, and each hereby ~~is~~are, empowered and directed to prepare, execute and file such documents, including any amendments thereof, and to take such other actions as he or she may deem necessary, appropriate or convenient to carry out the intent and purpose of the foregoing resolution, such determination to be conclusively evidenced by the doing of such acts and the preparation, execution, and filing of such documents.

~~General Authorization~~

FURTHER RESOLVED, that all actions taken by the appropriate officers of the Funds in furtherance of the actions authorized by the foregoing resolutions hereby are expressly ratified, adopted and approved.

EXHIBIT ~~B~~ A.2

Resolutions of the Boards of Trustees of
Virtus Artificial Intelligence & Technologies ~~=~~
~~Verifications of Saba Capital Income &~~ **Opportunities Fund** ~~II~~**, Virtus Diversified Income & Convertible Fund, Virtus Dividend, Interest & Premium Strategy Fund,** **and Virtus Equity & Convertible Income Fund**
March 3, 2026

          RESOLVED, that the officers of Virtus Artificial Intelligence & Technologies Opportunities Fund ("AIO") be, and hereby are, authorized to prepare, execute and submit, on behalf of AIO, an exemptive application to the Securities and Exchange Commission for an order pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the "Act"), for an exemption from Section 19(b) of the Act and Rule 19b-1 thereunder to permit AIO to make periodic capital gain dividends (as defined in Section 852(b)(3)(C) of the Internal Revenue Code of 1986, as amended) that include long-term capital gains as frequently as twelve times in any one taxable year in respect of its common shares of beneficial interest and as often as specified by, or determined in accordance with the terms of, any preferred shares of beneficial interest issued by AIO.

          FURTHER RESOLVED, that the officers of Virtus Diversified Income & Convertible Fund ("ACV") be, and hereby are, authorized to prepare, execute and submit, on behalf of ACV, an exemptive application to the Securities and Exchange Commission for an order pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the "Act"), for an exemption from Section 19(b) of the Act and Rule 19b-1 thereunder to permit ACV to make periodic capital gain dividends (as defined in Section 852(b)(3)(C) of the Internal Revenue Code of 1986, as amended) that include long-term capital gains as frequently as twelve times in any one taxable year in respect of its common shares of beneficial interest and as often as specified by, or determined in accordance with the terms of, any preferred shares of beneficial interest issued by ACV.

          FURTHER RESOLVED, that the officers of Virtus Dividend, Interest & Premium Strategy Fund ("NFJ") be, and hereby are, authorized to prepare, execute and submit, on behalf of NFJ, an exemptive application to the Securities and Exchange Commission for an order pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the "Act"), for an exemption from Section 19(b) of the Act and Rule 19b-1 thereunder to permit NFJ to make periodic capital gain dividends (as defined in Section 852(b)(3)(C) of the Internal Revenue Code of 1986, as amended) that include long-term capital gains as frequently as twelve times in any one taxable year in respect of its common shares of beneficial interest and as often as specified by, or determined in accordance with the terms of, any preferred shares of beneficial interest issued by NFJ.

          FURTHER RESOLVED, that the officers of Virtus Equity & Convertible Income Fund ("NIE" and together with AIO, ACV, and NFJ, the "Funds") be, and hereby are, authorized to prepare, execute and submit, on behalf of NIE, an exemptive application to the Securities and Exchange Commission for an order pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the "Act"), for an exemption from Section 19(b) of the Act and Rule 19b-1 thereunder to permit NIE to make periodic capital gain dividends (as defined in Section 852(b)(3)(C) of the Internal Revenue Code of 1986, as amended) that include long-term capital gains as frequently as twelve times in any one taxable year in respect of its common shares of beneficial interest and as often as specified by, or determined in accordance with the terms of, any preferred shares of beneficial interest issued by NIE.

          FURTHER RESOLVED, that the appropriate officers of the Funds be, and each hereby are, empowered and directed to prepare, execute and file such documents, including any amendments thereof, and to take such other actions as he or she may deem necessary, appropriate or convenient to carry out the intent and purpose of the foregoing resolution, such determination to be conclusively evidenced by the doing of such acts and the preparation, execution, and filing of such documents.

FURTHER RESOLVED, that all actions taken by the appropriate officers of the Funds in furtherance of the actions authorized by the foregoing resolutions hereby are expressly ratified, adopted and approved.

EXHIBIT B

Verifications of ~~Saba Capital~~DNP Select Income Fund Inc., Duff & Phelps Utility and Infrastructure Fund Inc., Duff & Phelps Investment Management~~, L.P.~~ Co., Virtus Artificial Intelligence & Technologies Opportunities Fund, Virtus Diversified Income & Convertible Fund, Virtus Dividend, Interest & Premium Strategy Fund, and Virtus Equity & Convertible Income Fund

The undersigned states that he has duly executed the attached ~~second amended and restated~~ application dated ~~June 20, 2024~~May 13, 2026 for and on behalf of ~~Saba Capital~~DNP Select Income ~~& Opportunities~~ Fund ~~II~~Inc. in his capacity as President and Chief Executive Officer ~~and Chairman of the Board of Trustees~~ of such entity and that all actions by the holders and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By: /s/ David Grumhaus, Jr.
Name: David Grumhaus, Jr.
Title: President and Chief Executive Officer

The undersigned states that he has duly executed the attached application dated May 13, 2026 for and on behalf of Duff & Phelps Utility and Infrastructure Fund Inc. in his capacity as President and Chief Executive Officer of such entity and that all actions by the holders and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

~~By: /s/ Pierre Weinstein~~
~~Name: Pierre Weinstein~~
~~Title: Chief Executive Officer and Chairman of the Board of Trustees~~

By: /s/ David Grumhaus, Jr.
Name: David Grumhaus, Jr.
Title: President and Chief Executive Officer

The undersigned states that he has duly executed the attached ~~second amended and restated~~ application dated ~~June 20, 2024~~May 13, 2026 for and on behalf of ~~Saba Capital~~Duff & Phelps Investment Management~~, L.P~~ Co. in his capacity as ~~General Counsel~~President and Chief Investment Officer of such entity and that all actions by the holders and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

~~By: /s/ Michael D'Angelo~~
~~Name: Michael D'Angelo~~
~~Title: General Counsel~~

By: /s/ David Grumhaus, Jr.
Name: David Grumhaus, Jr.
Title: President and Chief Investment Officer

The undersigned states that he has duly executed the attached application dated May 13, 2026 for and on behalf of Virtus Artificial Intelligence & Technologies Opportunities Fund in his capacity as President and Chief Executive Officer of such entity and that all actions by the holders and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By: /s/ George R. Aylward
Name: George R. Aylward
Title: President and Chief Executive Officer

The undersigned states that he has duly executed the attached application dated May 13, 2026 for and on behalf of Virtus Diversified Income & Convertible Fund in his capacity as President and Chief Executive Officer of such entity and that all actions by the holders and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By: /s/ George R. Aylward
Name: George R. Aylward
Title: President and Chief Executive Officer

The undersigned states that he has duly executed the attached application dated May 13, 2026 for and on behalf of Virtus Dividend, Interest & Premium Strategy Fund in his capacity as President and Chief Executive Officer of such entity and that all actions by the holders and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By: /s/ George R. Aylward
Name: George R. Aylward
Title: President and Chief Executive Officer

The undersigned states that he has duly executed the attached application dated May 13, 2026 for and on behalf of Virtus Equity & Convertible Income Fund in his capacity as President and Chief Executive Officer of such entity and that all actions by the holders and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By: /s/ George R. Aylward
Name: George R. Aylward
Title: President and Chief Executive Officer

The undersigned states that he has duly executed the attached application dated May 13, 2026 for and on behalf of Virtus Investment Advisers, LLC in his capacity as Executive Vice President of such entity and that all actions by the holders and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By: /s/ Richard W. Smirl
Name: Richard W. Smirl
Title: Executive Vice President

EXHIBIT C

Marked copies of the Application showing changes from the final versions of the two applications identified as substantially identical under Rule 0-5(e)(3).

EXHIBIT D

Marked copy of the application showing changes from the immediately prior version of the application filed on March 11, 2026 (File No. 812-16005).

EXPEDITED REVIEW REQUESTED UNDER 17 CFR 270.0-5(d)

UNITED STATES OF AMERICA BEFORE THE
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

IN THE MATTER OF:

DNP SELECT INCOME FUND INC., DUFF & PHELPS UTILITY AND INFRASTRUCTURE FUND INC., VIRTUS ARTIFICIAL INTELLIGENCE & TECHNOLOGY OPPORTUNITIES FUND, VIRTUS DIVERSIFIED INCOME & CONVERTIBLE FUND, VIRTUS DIVIDEND, INTEREST & PREMIUM STRATEGY FUND, VIRTUS EQUITY & CONVERTIBLE INCOME FUND, DUFF & PHELPS INVESTMENT MANAGEMENT CO. AND VIRTUS INVESTMENT ADVISERS, LLC.

FIRST AMENDED AND RESTATED APPLICATION PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED (THE "ACT") FOR AN ORDER AMENDING THE ORDER ISSUED AUGUST 26, 2008 EXEMPTING THE APPLICANTS FROM SECTION 19(b) OF THE ACT AND RULE 19b-1 THEREUNDER

Investment Company Act of 1940 File No. 812-16005

PLEASE SEND ALL COMMUNICATIONS AND ORDERS TO:

Kathryn L. Santoro
Virtus Investment Partners, Inc.
One Financial Plaza
Hartford, CT 06103
(860) 503-1116
kate.santoro@virtus.com

WITH A COPY TO:

Adam D. Kanter
Mayer Brown LLP
1999 K Street, NW
Washington, DC 20006-1101

Mark D. Perlow
Stephanie Capistron
Dechert LLP
One Bush Street, Suite 1600
San Francisco, CA 94104

This Application (including Exhibits) consists of 94~~65~~ pages
The Exhibit Index is on page 15
As filed with the U.S. Securities and Exchange Commission on ~~March 11~~May 13, 2026

I. INTRODUCTION

DNP Select Income Fund Inc. ("*DNP*"), Duff & Phelps Utility and Infrastructure Fund Inc. ("*DPG*"), Virtus Artificial Intelligence & Technologies Opportunities Fund ("*AIO*"), Virtus Diversified Income & Convertible Fund ("*ACV*"), Virtus Dividend, Interest & Premium Strategy Fund ("*NFJ*"), and Virtus Equity & Convertible Income Fund ("*NIE*" and together with DNP, DPG, AIO, ACV, and NFJ, each a "*Fund*" and collectively, the "*Funds*"), with Duff & Phelps Investment Management Co. (the "*Duff & Phelps Adviser*") and Virtus Investment Advisers, LLC (the "*Virtus Adviser*" and together with the Duff & Phelps Adviser and the Funds, the "*Applicants*")[1] hereby submit this amended and restated application for an order (the "*Order*") of the Securities and Exchange Commission (the "*Commission*") pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the "*1940 Act*"), providing the Funds, and each other closed-end management investment company registered under the 1940 Act advised or to be advised in the future by the Duff & Phelps Adviser or the Virtus Adviser, or by an entity controlling, controlled by or under common control (within the meaning of Section 2(a)(9) of the 1940 Act) with the Duff & Phelps Adviser or the Virtus Adviser (including any successor in interest)[2] (each such entity, the "*Adviser*") that in the future seeks to rely on the Order (such investment companies, together with the Funds, are collectively referred to herein as the "*Funds*" and each separately as a "*Future Fund*"), an exemption from the provisions of Section 19(b) of the 1940 Act and Rule 19b-1 thereunder, as more fully set forth below (the "*Application*").[3] The Order would supersede the exemptive order issued by the Commission on August 26, 2008 (the "*Prior Order*")[4] that was granted pursuant to Section 19(b) of the 1940 Act and Rule 19b-1 thereunder, with the result that no person will continue to rely on the Prior Order if the Order is granted.

II. THE APPLICANTS

DNP is organized as a Maryland corporation and is registered under the 1940 Act as a non-diversified, closed-end management investment company and commenced operations on January 21, 1987. DNP's common shares are listed on the New York Stock Exchange ("*NYSE*"), a national securities exchange as defined in Section 2(a)(26) of the 1940 Act. As of October 31, 2025, the Fund had $132 million of fixed rate preferred stock, $200 million of fixed rate senior notes outstanding, and $773 million of floating rate secured debt outstanding under a committed loan facility.

DNP's primary investment objectives are current income and long-term growth of income. Capital appreciation is a secondary objective. DNP pursues its investment objectives by investing primarily in a diversified portfolio of equity and fixed income securities of companies in the public utilities industry. Under normal market conditions, more than 65% of DNP's total assets will be invested in securities of public utility companies engaged in the production, transmission or distribution of electric energy, gas or telephone services. DNP's policy of concentrating its investments in the utilities industry has been developed to take advantage of the characteristics of securities of companies in that industry. Historically, securities of companies in the public utilities industry have tended to produce current income and long-term growth of income for their holders. They are well suited to DNP's primary investment objectives.

DPG is organized as a Maryland corporation and is registered under the 1940 Act as a non-diversified, closed-end management investment company and commenced operations on July 29, 2011. DPG's common shares are listed

---

[1] DPG, AIO, ACV, NFJ, NIE and the Virtus Adviser were not named as applicants in the Prior Order (as defined below). DPG relies on the Prior Order as a registered closed-end investment company that is advised by the Duff & Phelps Adviser, as permitted by the Prior Order. AIO, ACV, NFJ, and NIE rely on the Prior Order as registered closed-end investment companies that are advised by the Virtus Adviser, an entity under common control with the Duff & Phelps Adviser, as permitted by the Prior Order. Both the Duff & Phelps Adviser and Virtus Adviser are indirect wholly owned subsidiaries of Virtus Investment Partners, Inc.

[2] For the purposes of the requested order, "successor" is limited to an entity that results from a reorganization into another jurisdiction or a change in the type of business organization.

[3] Each entity that currently intends to rely on the Order has been named as an Applicant. Any Fund that may rely on the Order in the future will comply with the terms and conditions of the Application.

[4] DNP Select Income Fund Inc., et al. (File No. 812-13377), Release No. IC-28348 (July 31, 2008) (notice), Release No. IC-28-28368 (August 26, 2008) (order).

on the NYSE. As of October 31, 2025, DPG had $25 million of floating rate mandatory redeemable preferred stock outstanding and $135 million of floating rate secured debt outstanding under a bank margin loan facility.

DPG's primary investment objective is to seek total return resulting *primarily* from (i) a high level of current income with an emphasis on providing tax-advantaged dividend income, and (ii) growth in current income, and *secondarily* from capital appreciation. DPG seeks to achieve its investment objective by investing primarily in equities of domestic and foreign utilities and infrastructure providers. DPG's investment strategies endeavor to take advantage of the income and growth characteristics of equities in these industries.

AIO is organized as a Massachusetts business trust and is registered under the 1940 Act as a diversified, closed-end management investment company and commenced operations on May 24, 2019. AIO's common shares are listed on the NYSE. As of January 30, 2026, the Fund had $130 million in a short-term credit facility.

AIO's primary investment objective is to provide total return through a combination of current income, current gains, and long-term capital appreciation. AIO normally invests at least 80% of its net assets (plus any borrowings for investment purposes) in a combination of securities issued by artificial intelligence companies and other companies that stand to benefit from artificial intelligence and other technology opportunities.

ACV is organized as a Massachusetts business trust and is registered under the 1940 Act as a diversified, closed-end management investment company and commenced operations on March 10, 2015. ACV's common shares are listed on the NYSE. As of January 30, 2026, the Fund had $50 million in senior notes outstanding and $55 million in a short-term credit facility.

ACV's primary investment objective is to provide total return through a combination of current income and capital appreciation. ACV will normally invest at least 80% of its net assets (plus any borrowings for investment purposes) in a diversified portfolio of convertible securities, income-producing equity securities, and income-producing debt and other instruments of varying maturities, of which at least 50% of total managed assets are invested in convertibles.

NFJ is organized as a Massachusetts business trust and is registered under the 1940 Act as a diversified, closed-end management investment company and commenced operations on December 12, 2006. NFJ's common shares are listed on the NYSE.

NFJ's primary investment objective is to seek current income and gains, with a secondary objective of long-term capital appreciation. Under normal circumstances, NFJ will invest at least 80% of its net assets (plus any borrowings for investment purposes) in securities and other instruments that provide dividends, interest, or option premiums.

NIE is organized as a Massachusetts business trust and is registered under the 1940 Act as a diversified, closed-end management investment company and commenced operations on August 20, 2003. NIE's common shares are listed on the NYSE.

NIE's primary investment objective is to seek total return comprised of capital appreciation, current income, and gains. Under normal circumstances, the Fund will invest at least 80% of its net assets (plus any borrowings for investment purposes) in a combination of equity securities and income-producing convertible securities.

The Duff & Phelps Adviser, with offices at 10 South Wacker Drive, 19th Floor, Chicago, IL 60606, serves as the investment adviser to DNP and DPG. The Duff & Phelps Adviser is registered with the Commission as an investment adviser under the Investment Advisers Act of 1940, as amended. Subject to the oversight of the boards of directors of DNP and DPG, the Duff & Phelps Adviser is responsible for managing DNP's and DPG's respective investment activities.

The Virtus Adviser, with offices at One Financial Plaza, Hartford, CT 06103-2608, serves as the investment adviser to AIO, ACV, NFJ, and NIE. The Virtus Adviser is registered with the Commission as an investment adviser under the Investment Advisers Act of 1940, as amended. Subject to the oversight of the Boards of Trustees of AIO,

ACV, NFJ, and NIE, the Virtus Adviser is responsible for managing AIO's, ACV's, NFJ's, and NIE's respective investment activities.

III. REQUEST FOR EXEMPTIVE RELIEF

Section 19(b) of the 1940 Act provides that it shall be unlawful in contravention of such rules, regulations, or orders as the Commission may prescribe as necessary or appropriate in the public interest or for the protection of investors for any registered investment company to distribute long-term capital gains, as defined in the Internal Revenue Code of 1986, as amended (the "*Code*"), more often than once every twelve months. Rule 19b-1 under the 1940 Act provides that no registered investment company which is a "regulated investment company" as defined in Section 851 of the Code may make more than (i) one "capital gain dividend," as defined in Section 852(b)(3)(C) of the Code, in any one taxable year of the company, (ii) one additional capital gain distribution made in whole or in part to avoid payment of excise tax under Section 4982 of the Code plus (iii) one supplemental capital gain dividend pursuant to Section 855 of the Code (*provided* that it does not exceed 10% of the total amount distributed for the taxable year).

Applicants believe that Rule 19b-1 should be interpreted to permit a Fund to pay an unlimited number of distributions on its common and preferred shares (if any) so long as it makes the designation necessary under the Code and Rule 19b-1 to characterize those distributions as "capital gain dividends" restricted by Rule 19b-1 only as often as is permitted by Rule 19b-1, even if the Code would then require retroactively spreading the capital gain resulting from that designation over more than the permissible number of distributions. However, to obtain certainty for a Fund's proposed distribution policies (each, a "*Distribution Policy*"), in the absence of such an interpretation, Applicants hereby request an order pursuant to Section 6(c) of the 1940 Act granting an exemption from Section 19(b) of the 1940 Act and Rule 19b-1 thereunder. The Order would permit each Fund to make periodic capital gain dividends (as defined in Section 852(b)(3)(C) of the Code) that include long-term capital gains as frequently as twelve times in any one taxable year in respect of its shares of beneficial interest ("*common shares*") and as often as specified by, or determined in accordance with the terms of, any preferred shares issued by the Funds.

IV. REPRESENTATIONS OF APPLICANTS

Prior to a Fund implementing a Distribution Policy in reliance on the Order, the board of directors or trustees (the "*Board*") of each Fund seeking to rely on the Order, including a majority of the directors or trustees who are not interested persons of the Fund, as defined in Section 2(a)(19) of the 1940 Act (the "*Independent Board Members*"), will request, and the ~~respective adviser~~Adviser will provide, such information as is reasonably necessary to make an informed determination of whether the Board should adopt a proposed Distribution Policy. In particular, the Board and the Independent Board Members will review information regarding (i) the purpose and terms of the proposed Distribution Policy; (ii) the likely effects of the proposed Distribution Policy on the Fund's long-term total return (in relation to market price and net asset value per share of common shares ("*NAV*")); (iii) the expected relationship between the Fund's distribution rate on its common shares under the proposed Distribution Policy and the Fund's total return (in relation to NAV); (iv) whether the rate of distribution is anticipated to exceed the Fund's expected total return in relation to its NAV; and (v) any foreseeable material effects of the proposed Distribution Policy on the Fund's long-term total return (in relation to market price and NAV).

The Independent Board Members will also consider what conflicts of interest the ~~respective adviser~~Adviser and the affiliated persons of the ~~respective adviser~~Adviser and the Fund might have with respect to the adoption or implementation of the proposed Distribution Policy.

Following this review, the Board, including the Independent Board Members, of each Fund will, before adopting or implementing any proposed Distribution Policy, make a determination that the proposed Distribution Policy is consistent with the Fund's investment objective(s) and in the best interests of the holders of the Fund's common shares. The Distribution Policy will be consistent with the Fund's policies and procedures and will be described in the Fund's registration statement.

In addition, prior to implementation of a Distribution Policy for any Fund pursuant to the Order requested by this Application, the Board of the Fund shall have adopted policies and procedures (the "*Section 19 Compliance Policies*") pursuant to Rule 38a-1 under the 1940 Act that:

1. are reasonably designed to ensure that all notices required to be sent to the Fund's shareholders pursuant to Section 19(a) of the 1940 Act, Rule 19a-1 thereunder and by condition 4 below (each, a "*19(a) Notice*") include the disclosure required by Rule 19a-1 and by condition 2(a) below, and that all other written communications by the Fund or its agents regarding distributions under the Distribution Policy include the disclosure required by condition 3(a) below; and

2. require the Fund to keep records that demonstrate its compliance with all of the conditions of the Order and that are necessary for the Fund to form the basis for, or demonstrate the calculation of, the amounts disclosed in its 19(a) Notices.

The records of the actions of the Board of each Fund will summarize the basis for the Board's approval of the Distribution Policy, including its consideration of the factors described above. These records will be maintained for a period of at least six years from the date of the applicable meeting, the first two years in an easily accessible place, or for such longer period as may otherwise be required by law.

Generally, the purpose of a Distribution Policy would be to permit a Fund to distribute periodically, over the course of each year, an amount closely approximating the total taxable income of the Fund during the year through distributions in relatively equal amounts (plus any required special distributions) that are composed of payments received from portfolio companies, supplemental amounts generally representing realized capital gains or, possibly, returns of capital that may represent unrealized capital gains. The Fund seeks to establish a distribution rate that approximates the Fund's projected total return that can reasonably be expected to be generated by the Fund over an extended period of time, although the distribution rate will not be solely dependent on the amount of income earned or capital gains realized by the Fund for the year. Under the Distribution Policy of the Fund, the Fund would distribute periodically (as frequently as twelve times in any taxable year) to its respective common shareholders a fixed percentage of the market price of the Fund's common shares at a particular point in time or a fixed percentage of NAV at a particular time or a fixed amount per share of common shares, any of which may be adjusted from time to time. It is anticipated that under a Distribution Policy, the minimum annual distribution rate with respect to the Fund's common shares would be independent of the Fund's performance during any particular period but would be expected to correlate with the Fund's performance over time. Except for extraordinary distributions and potential increases or decreases in the final dividend periods in light of the Fund's performance for an entire calendar year and to enable the Fund to comply with the distribution requirements of Subchapter M of the Code for the calendar year, each distribution on the Fund's common shares would be at the stated rate then in effect. The Board will periodically review the amount of potential distributions in light of the investment experience of the Fund, and may modify or terminate a Distribution Policy at any time.

V. JUSTIFICATION FOR REQUESTED RELIEF

Section 6(c) of the 1940 Act provides that the Commission may exempt any person, security or transaction from any provision of the 1940 Act or of any rule or regulation thereunder, if and to the extent that the exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act. For the reasons set forth below, Applicants submit that the requested exemption from Section 19(b) of the 1940 Act and Rule 19b-1 thereunder would be consistent with the standards set forth in Section 6(c) of the 1940 Act and in the best interests of the Funds and their respective shareholders.

A. *Receipt of the Order would serve shareholder interests*

Applicants believe that closed-end fund investors may prefer an investment vehicle that provides regular current income through fixed distribution policies that would be available through a Distribution Policy. Allowing a Distribution Policy to operate in the manner described in this Application would help fill current investor demand and foster competition in the registered fund market.

An exemption from Rule 19b-1 would benefit shareholders in another way. Common shares of closed-end funds often trade in the marketplace at a discount to their NAV. Applicants believe that this discount may be reduced if a Fund is permitted to pay relatively frequent dividends on its common shares at a consistent rate, whether or not those dividends contain an element of long-term capital gains. Any reduction in the discount at which the Fund's common shares trade in the market would benefit the holders of the Fund's common shares along with the Fund.

B. *The Fund's shareholders would receive information sufficient to clearly inform them of the nature of the distributions they are receiving*

One of the concerns leading to the enactment of Section 19(b) and adoption of Rule 19b-1 was that shareholders might be unable to distinguish between frequent distributions of capital gains and dividends from investment income.[5] However, Rule 19a-1 under the 1940 Act effectively addresses this concern by requiring that distributions (or the confirmation of the reinvestment thereof) estimated to be sourced in part from capital gains or capital be accompanied by a separate statement showing the sources of the distribution (e.g., estimated net income, net short-term capital gains, net long-term capital gains and/or return of capital). The same information will be included in each Fund's annual report to shareholders and on its Internal Revenue Service ("*IRS*") Form 1099-DIV, which will be sent to each common and preferred shareholder who received distributions during a particular year (including shareholders who have sold shares during the year).

In addition, each of the Funds will make the additional disclosures required by the conditions set forth in Part VI below, and each of them will adopt compliance policies and procedures in accordance with Rule 38a-1 under the 1940 Act to ensure that all required notices and disclosures are sent to shareholders.

The information required by Section 19(a), Rule 19a-1, the Distribution Policy, the Section 19 Compliance Policies and the conditions listed below will help to ensure that each Fund's shareholders are provided sufficient information to understand that their periodic distributions are not tied to the Fund's net investment income (which for this purpose is the Fund's taxable income other than from capital gains) and realized capital gains to date, and may not represent yield or investment return. Accordingly, subjecting the Funds to Section 19(b) and Rule 19b-1 would afford shareholders no extra protection. In addition, the Funds will undertake to request intermediaries, or their agent(s), to forward 19(a) Notices to their customers and to reimburse them for the costs of forwarding. Such forwarding may occur in any manner permitted by statute, rule or order or by the staff of the Commission.

C. *Under certain circumstances, Rule 19b-1 gives rise to improper influence on portfolio management decisions, with no offsetting benefit to shareholders*

Rule 19b-1, when applied to a Distribution Policy, actually gives rise to one of the concerns that Rule 19b-1 was intended to avoid: inappropriate influence on portfolio management decisions. Funds that pay long-term capital gains distributions only once per year in accordance with Rule 19b-1 impose no pressure on management to realize capital gains at any time when purely investment considerations do not dictate doing so. In the absence of an exemption from Rule 19b-1, the adoption of a periodic distribution plan imposes pressure on management (i) not to realize any net long-term capital gains until the point in the year that the fund can pay all of its remaining distributions in accordance with Rule 19b-1 and (ii) not to realize any long-term capital gains during any particular year in excess of the amount of the aggregate pay-out for the year (since as a practical matter excess gains must be distributed and accordingly would not be available to satisfy pay-out requirements in following years), notwithstanding that purely investment considerations might favor realization of long-term gains at different times.

No purpose is served by the distortion in the normal operation of a periodic distribution plan required in order to comply with Rule 19b-1. There is no benefit in requiring any fund that adopts a periodic distribution plan either to retain (and pay taxes on) long-term capital gains (with the resulting additional tax return complexities for the fund's shareholders) or to avoid designating its distributions of long-term gains as capital gains dividends for tax purposes (thereby avoiding a Rule 19b-1 problem but providing distributions taxable at ordinary income rates rather than the much lower long-term capital gains rates). The desirability of avoiding these anomalous results creates pressure to limit the realization of long-term capital gains that otherwise would be taken for purely investment considerations.

---

[5] See Securities and Exchange Commission 1966 Report to Congress on Investment Company Growth (H.R. Rep. No. 2337, 89th Cong. 2d Sess. 190-95 (1966)); S. Rep. No. 91-184, 91st Cong., 1st Sess. 29 (1969); H.R. Rep. No. 91-1382, 91st Cong., 2d Sess. 29 (1970).

The Order requested by Applicants would minimize these anomalous effects of Rule 19b-1 by enabling the Funds to realize long-term capital gains as often as investment considerations dictate without fear of violating Rule 19b-1.

D. *Other concerns leading to adoption of Rule 19b-1 are not applicable*

Another concern that led to the enactment of Section 19(b) of the 1940 Act and adoption of Rule 19b-1 was that frequent capital gains distributions could facilitate improper fund share sales practices, including, in particular, the practice of urging an investor to purchase shares of a fund on the basis of an upcoming capital gains dividend ("*selling the dividend*"), where the dividend would result in an immediate corresponding reduction in NAV and would be in effect a taxable return of the investor's capital. Applicants submit that this concern should not apply to closed-end investment companies, such as the Funds, that do not continuously distribute shares. Furthermore, if the underlying concern extends to secondary market purchases of shares of closed-end funds that are subject to a large upcoming capital gains dividend, adoption of a periodic distribution plan may help minimize the concern by avoiding, through periodic distributions, any buildup of large end-of-the-year distributions.

Applicants also submit that the "selling the dividend" concern is not applicable to preferred shares, which entitles a holder to no more than a specified periodic dividend and, like a debt security, is initially sold at a price based upon its liquidation preference, credit quality, dividend rate and frequency of payment. Investors buy preferred shares for the purpose of receiving specific payments at the frequency bargained for, and any application of Rule 19b-1 to preferred shares would be contrary to the expectation of investors. There is also currently a tax rule that provides that any loss realized by a shareholder upon sale of shares of a regulated investment company that were held for six months or less will be treated as a long-term capital loss, to the extent of any long-term capital gains paid on such shares, to avoid the selling of dividends.

E. *Further limitations of Rule 19b-1*

Subparagraphs (a) and (f) of Rule 19b-1 limit the number of capital gains dividends, as defined in Section 852(b)(3)(C) of the Code, that a fund may make with respect to any one taxable year to one, plus a supplemental distribution made pursuant to Section 855 of the Code not exceeding 10% of the total amount distributed for the year, plus one additional capital gain dividend made in whole or in part to avoid the excise tax under Section 4982 of the Code.

Applicants assert that by limiting the number of capital gain dividends that a Fund may make with respect to any one year, Rule 19b-1 may prevent the normal and efficient operation of a periodic distribution plan whenever that Fund's realized net long-term capital gains in any year exceed the total of the periodic distributions that may include such capital gains under the rule. Rule 19b-1 thus may force the fixed regular periodic distributions to be funded with returns of capital[6] (to the extent net investment income and realized short term capital gains are insufficient to fund the distribution), even though realized net long-term capital gains otherwise would be available.

To distribute all of a Fund's long-term capital gains within the limits in Rule 19b-1, a Fund may be required to make total distributions in excess of the annual amount called for by its periodic distribution plan or to retain and pay taxes on the excess amount. Applicants believe that the application of Rule 19b-1 to the Fund's periodic distribution plan may create pressure to limit the realization of long-term capital gains based on considerations unrelated to investment goals.

Revenue Ruling 89-81[7] under the Code requires that a fund that seeks to qualify as a regulated investment company under the Code and that has both common shares and preferred shares outstanding designate the types of income, e.g., investment income and capital gains, in the same proportion as the total distributions distributed to each class for the tax year. To satisfy the proportionate designation requirements of Revenue Ruling 89-81, whenever a fund has realized a long-term capital gain with respect to a given tax year, the fund must designate the required proportionate share of such capital gain to be included in common and preferred shares dividends. Although Rule 19b-

---

[6] These would be returns of capital for financial accounting purposes and not for tax accounting purposes.
[7] 1989-1 C.B. 226.

1 allows a fund some flexibility with respect to the frequency of capital gains distributions, a fund might use all of the exceptions available under Rule 19b-1 for a tax year and still need to distribute additional capital gains allocated to the preferred shares to comply with Revenue Ruling 89-81.

The potential abuses addressed by Section 19(b) and Rule 19b-1 do not arise with respect to preferred shares issued by a closed-end fund. Such distributions generally are either fixed or are determined in periodic auctions or remarketings or are periodically reset by reference to short-term interest rates rather than by reference to performance of the issuer, and Revenue Ruling 89-81 determines the proportion of such distributions that are comprised of the long-term capital gains. The Applicants also submit that the "selling the dividend" concern is not applicable to preferred shares, which entitles a holder to no more than a periodic dividend at a fixed rate or the rate determined by the market, and, like a debt security, is priced based upon its liquidation value, dividend rate, credit quality, and frequency of payment. Investors buy preferred shares for the purpose of receiving payments at the frequency bargained for and do not expect the liquidation value of their shares to change.

The proposed Order will assist the Funds in avoiding these Rule 19b-1 problems.

F. *General*

The relief requested is that the Commission permit the Funds to make periodic distributions in respect of their common shares as frequently as twelve times in any one taxable year and in respect of their preferred shares as specified by or determined in accordance with the terms thereof. Granting this relief would provide the Fund with flexibility in meeting investor interest in receiving more frequent distributions. Implementation of the relief would actually ameliorate the concerns that gave rise to Section 19(b) and Rule 19b-1 and help avoid the "selling of dividends" problem, which Section 19(b) and Rule 19b-1 are not effective in preventing.

The potential issues under Rule 19b-1 are not relevant to distributions on preferred shares. Not only are such distributions fixed or determined by the market rather than by reference to the performance of the issuer but also the long-term capital gain component is mandated by the IRS to be the same proportion as the proportion of long-term gain dividends bears to the total distributions in respect of the common shares and consequently the long-term gain component cannot even be known until the end of the fund's fiscal year. In these circumstances it would be very difficult for any of the potential abuses reflected in Rule 19b-1's restrictions to occur.

In summary, Rule 19b-1, in the circumstances referred to above, is likely to distort the effective and proper functioning of a Fund's Distribution Policy and gives rise to the very pressures on portfolio management decisions that Rule 19b-1 was intended to avoid. These distortions forced by Rule 19b-1 serve no purpose and are not in the best interests of shareholders.

VI. APPLICANTS' CONDITIONS

Applicants agree that, with respect to each Fund seeking to rely on the Order, the Order will be subject to each of the following conditions:

1. *Compliance Review and Reporting*

The Fund's chief compliance officer will: (a) report to the Fund's Board, no less frequently than once every three months or at the next regularly scheduled quarterly Board meeting, whether (i) the Fund and its ~~respective adviser~~Adviser have complied with the conditions of the Order and (ii) a material compliance matter (as defined in Rule 38a-1(e)(2) under the 1940 Act) has occurred with respect to such conditions; and (b) review the adequacy of the policies and procedures adopted by the Board no less frequently than annually.

2. *Disclosures to Fund Shareholders*

(a) Each 19(a) Notice disseminated to the holders of the Fund's common shares, in addition to the information required by Section 19(a) and Rule 19a-1:

(i) will provide, in a tabular or graphical format:

(1) the amount of the distribution, on a per share of common shares basis, together with the amounts of such distribution amount, on a per share of common shares basis and as a percentage of such distribution amount, from estimated: (A) net investment income; (B) net realized short-term capital gains; (C) net realized long-term capital gains; and (D) return of capital or other capital source;

(2) the fiscal year-to-date cumulative amount of distributions, on a per share of common shares basis, together with the amounts of such cumulative amount, on a per share of common shares basis and as a percentage of such cumulative amount of distributions, from estimated: (A) net investment income; (B) net realized short-term capital gains; (C) net realized long-term capital gains; and (D) return of capital or other capital source;

(3) the average annual total return in relation to the change in NAV for the 5-year period (or, if the Fund's history of operations is less than five years, the time period commencing immediately following the Fund's first public offering) ending on the last day of the month ended immediately prior to the most recent distribution record date compared to the current fiscal period's annualized distribution rate expressed as a percentage of NAV as of the last day of the month prior to the most recent distribution record date; and

(4) the cumulative total return in relation to the change in NAV from the last completed fiscal year to the last day of the month prior to the most recent distribution record date compared to the fiscal year-to-date cumulative distribution rate expressed as a percentage of NAV as of the last day of the month prior to the most recent distribution record date.

Such disclosure shall be made in a type size at least as large and as prominent as the estimate of the sources of the current distribution; and

(ii) will include the following disclosure:

(1) "You should not draw any conclusions about the Fund's investment performance from the amount of this distribution or from the terms of the Fund's Distribution Policy.";

(2) "The Fund estimates that it has distributed more than its income and net realized capital gains; therefore, a portion of your distribution may be a return of capital. A return of capital may occur, for example, when some or all of the money that you invested in the Fund is paid back to you. A return of capital distribution does not necessarily reflect the Fund's investment performance and should not be confused with 'yield' or 'income'";[8] and

(3) "The amounts and sources of distributions reported in this 19(a) Notice are only estimates and are not being provided for tax reporting purposes. The actual amounts and sources of the amounts for tax reporting purposes will depend upon the Fund's investment experience during the remainder of its fiscal year and may be subject to changes based on tax regulations. The Fund will send you a Form 1099-DIV for the calendar year that will tell you how to report these distributions for federal income tax purposes."

Such disclosure shall be made in a type size at least as large as and as prominent as any other information in the 19(a) Notice and placed on the same page in close proximity to the amount and the sources of the distribution.

---

[8] The disclosure in this condition 2(a)(ii)(2) will be included only if the current distribution or the fiscal year-to-date cumulative distributions are estimated to include a return of capital.

(b) On the inside front cover of each report to shareholders under Rule 30e-1 under the 1940 Act, the Fund will:

(i) describe the terms of the Distribution Policy (including the fixed amount or fixed percentage of the distributions and the frequency of the distributions);

(ii) include the disclosure required by condition 2(a)(ii)(1) above;

(iii) state, if applicable, that the Distribution Policy provides that the Board may amend or terminate the Distribution Policy at any time without prior notice to Fund shareholders; and

(iv) describe any reasonably foreseeable circumstances that might cause the Fund to terminate the Distribution Policy and any reasonably foreseeable consequences of such termination.

(c) Each report provided to shareholders of a Fund under Rule 30e-1 under the 1940 Act and each prospectus filed with the Commission on Form N-2 under the 1940 Act, will provide the Fund's total return in relation to changes in NAV in the financial highlights table and in any discussion about the Fund's total return.

3. *Disclosure to Shareholders, Prospective Shareholders and Third Parties*

(a) The Fund will include the information contained in the relevant 19(a) Notice, including the disclosure required by condition 2(a)(ii) above, in any written communication (other than a communication on Form 1099) about the Distribution Policy or distributions under the Distribution Policy by the Fund, or agents that the Fund has authorized to make such communication on the Fund's behalf, to any Fund shareholder, prospective shareholder or third-party information provider;

(b) The Fund will issue, contemporaneously with the issuance of any 19(a) Notice, a press release containing the information in the 19(a) Notice and will file with the Commission the information contained in such 19(a) Notice, including the disclosure required by condition 2(a)(ii) above, as an exhibit to its next filed Form N-CSR; and

(c) The Fund will post prominently a statement on its (or its ~~respective adviser's~~Adviser's) website containing the information in each 19(a) Notice, including the disclosure required by condition 2(a)(ii) above, and maintain such information on such website for at least 24 months.

4. *Delivery of 19(a) Notices to Beneficial Owners*

If a broker, dealer, bank or other person ("*financial intermediary*") holds common shares issued by the Fund in nominee name, or otherwise, on behalf of a beneficial owner, the Fund:

(a) will request that the financial intermediary, or its agent, forward the 19(a) Notice to all beneficial owners of the Fund's shares held through such financial intermediary;

(b) will provide, in a timely manner, to the financial intermediary, or its agent, enough copies of the 19(a) Notice assembled in the form and at the place that the financial intermediary, or its agent, reasonably requests to facilitate the financial intermediary's sending of the 19(a) Notice to each beneficial owner of the Fund's shares; and

(c) upon the request of any financial intermediary, or its agent, that receives copies of the 19(a) Notice, will pay the financial intermediary, or its agent, the reasonable expenses of sending the 19(a) Notice to such beneficial owners.

5. *Additional Board Determinations for Funds When Common Shares Trade at a Premium*

If:

(a) The Fund's common shares have traded on the stock exchange that they primarily trade on at the time in question at an average premium to NAV equal to or greater than 10%, as determined on the basis of the average of the discount or premium to NAV of the Fund's common shares as of the close of each trading day over a 12-week rolling period (each such 12-week rolling period ending on the last trading day of each week); and

(b) The Fund's annualized distribution rate for such 12-week rolling period, expressed as a percentage of NAV as of the ending date of such 12-week rolling period, is greater than the Fund's average annual total return in relation to the change in NAV over the 2-year period ending on the last day of such 12-week rolling period;

then:

(i) At the earlier of the next regularly scheduled meeting or within four months of the last day of such 12-week rolling period, the Board, including a majority of its Independent Board Members:

(1) will request and evaluate, and the Fund's ~~respective adviser~~Adviser will furnish, such information as may be reasonably necessary to make an informed determination of whether the Distribution Policy should be continued or continued after amendment;

(2) will determine whether continuation, or continuation after amendment, of the Distribution Policy is consistent with the Fund's investment objective(s) and policies and is in the best interests of the Fund and its shareholders, after considering the information in condition 5(b)(i)(1) above; including, without limitation:

(A) whether the Distribution Policy is accomplishing its purpose(s);

(B) the reasonably foreseeable material effects of the Distribution Policy on the Fund's long-term total return in relation to the market price and NAV of the Fund's common shares; and

(C) the Fund's current distribution rate, as described in condition 5(b) above, compared with the Fund's average annual taxable income or total return over the 2-year period, as described in condition 5(b), or such longer period as the Board deems appropriate; and

(3) based upon that determination, will approve or disapprove the continuation, or continuation after amendment, of the Distribution Policy; and

(ii) The Board will record the information considered by it, including its consideration of the factors listed in condition 5(b)(i)(2) above, and the basis for its approval or disapproval of the continuation, or continuation after amendment, of the Distribution Policy in its meeting minutes, which must be made and preserved for a period of not less than six years from the date of such meeting, the first two years in an easily accessible place.

6. *Public Offerings*

The Fund will not make a public offering of the Fund's common shares other than:

(a) a rights offering below NAV to holders of the Fund's common shares;

(b) an offering in connection with a dividend reinvestment plan, merger, consolidation, acquisition, spin off or reorganization of the Fund; or

(c) an offering other than an offering described in conditions 6(a) and 6(b) above, *provided* that, with respect to such other offering:

(i) the Fund's annualized distribution rate for the six months ending on the last day of the month ended immediately prior to the most recent distribution record date,[9] expressed as a percentage of NAV as of such date, is no more than one percentage point greater than the Fund's average annual total return for the 5-year period ending on such date;[10] and

(ii) the transmittal letter accompanying any registration statement filed with the Commission in connection with such offering discloses that the Fund has received an order under Section 19(b) to permit it to make periodic distributions of long- term capital gains with respect to its common shares as frequently as twelve times each year, and as frequently as distributions are specified by or determined in accordance with the terms of any outstanding shares of preferred shares as the Fund may issue.

7. *Amendments to Rule 19b-1*

The requested Order will expire on the effective date of any amendment to Rule 19b-1 that provides relief permitting certain closed-end investment companies to make periodic distributions of long-term capital gains with respect to their outstanding common shares as frequently as twelve times each year.

VII. APPLICABLE PRECEDENT

The Commission has recently granted substantially the same relief as that sought herein in *Destra Multi-Alternative Fund and Destra Capital Advisors, LLC*, Investment Company Act Release Nos. 35381 (November 12, 2024) (notice) and 35412 (December 10, 2024) (order); *Saba Capital Income & Opportunities Fund II and Saba Capital Management, L.P.*, Investment Company Act Release Nos. 35277 (July 5, 2024) (notice) and 35288 (July 31, 2024) (order); *High Income Securities Fund, et al.*, Investment Company Act Release Nos. 34373 (September 9, 2021) (notice) and 34395 (October 5, 2021) (order); *First Eagle Global Opportunities Fund and First Eagle Investment Management, LLC*, Investment Company Act Release Nos. 34397 (October 12, 2021) (notice) and 34416 (November 9, 2021) (order); *Mainstay CBRE Global Infrastructure Megatrends Fund, et al.*, Investment Company Act Release Nos. 34372 (September 3, 2021) (notice) and 34390 (September 29, 2021) (order); *DoubleLine Opportunistic Credit, et al.*, Investment Company Act Release Nos. 34328 (July 13, 2021) (notice) and 34353 (August 9, 2021) (order); *Vertical Capital Income Fund and Oakline Advisors, LLC*, Investment Company Act Release Nos. 33505 (June 12, 2019) (notice) and 33548 (July 9, 2019) (order); *Putnam Managed Municipal Income Trust, et al.*, Investment Company Act Release Nos. 33449 (April 17, 2019) (notice) and 33474 (May 14, 2019) (order); *Macquarie Global Infrastructure Total Return Fund Inc.*, et al., Investment Company Act Release Nos. 33389 (March 5, 2019) (notice) and 33436 (April 2, 2019) (order); *Special Opportunities Fund, Inc. and Bulldog Investors, LLC*, Investment Company Act Release Nos. 33367 (February 4, 2019) and 33386 (March 4, 2019); *Vivaldi Opportunities Fund and Vivaldi Asset Management, LLC*, Investment Company Act Release Nos. 33147 (July 3, 2018)(notice) and 33185 (July 31, 2018) (order); *The Swiss Helvetia Fund, Inc., et al.*, Investment Company Act Release Nos. 33075 (April 23, 2018)(notice) and 33099 (May 21, 2018)(order); *The Mexico Equity & Income Fund, Inc. and Pichardo Asset Management, S.A. de C.V.*, Investment Company Act Release Nos. 32640 (May 18, 2017)(notice) and 32676 (June 13, 2017)(order); *RiverNorth DoubleLine Strategic Opportunity Fund, Inc. and RiverNorth Capital Management LLC*, Investment Company Act Release Nos. 32635 (May 12, 2017)(notice) and 32673 (June 7, 2017)(order); *Brookfield Global Listed Infrastructure Income Fund Inc., et al.*, Investment Company Act Release Nos. 31802 (September 1, 2015) (notice) and 31855 (September 30, 2015)(order); and *Ares Dynamic Credit Allocation Fund, Inc.*, et al., Investment Company Act Release Nos. 31665 (June 9, 2015) (notice) and 31708 (July 7, 2015) (order).

VIII. PROCEDURAL MATTERS

All of the requirements for execution and filing of this Application on behalf of the Applicants have been complied with in accordance with the applicable organizational documents of the Applicants, and the undersigned officers of the Applicants are fully authorized to execute this Application. The resolutions of the Board of Directors of DNP and DPG and the resolutions of the Board of Trustees of AIO, ACV, NFJ and NIE, authorizing the filing of

---

[9] If the Fund has been in operation fewer than six months, the measured period will begin immediately following the Fund's first public offering.

[10] If the Fund has been in operation fewer than five years, the measured period will begin immediately following the Fund's first public offering.

this Application, required by Rule 0-2(c) under the 1940 Act, are included as Exhibit A to this Application. The verifications required by Rule 0-2(d) under the 1940 Act are included as Exhibit B to this Application.

Pursuant to Rule 0-2(f) under the 1940 Act, DNP and DPG state that their address is c/o the Duff & Phelps Adviser, 10 South Wacker Drive, 19th Floor, Chicago, IL 60606. The Duff & Phelps Adviser states that its address is 10 South Wacker Drive, 19th Floor, Chicago, IL 60606. AIO, ACV, NFJ and NIE state that their address is 101 Munson Street, Greenfield, MA 01301-9683. The Virtus Adviser states that its address is One Financial Plaza, Hartford, CT 06103-2608. The Applicants confirm that all written communications regarding this Application should be directed to the individuals and addresses indicated on the cover page of this Application.

Applicants desire that the Commission issue the requested Order pursuant to Rule 0-5 under the 1940 Act without conducting a hearing.

IX. CONCLUSION

For the foregoing reasons, Applicants respectfully request that the Commission issue an order under Section 6(c) of the 1940 Act exempting the Funds from the provisions of Section 19(b) of the 1940 Act and Rule 19b-1 thereunder to permit each Fund to make distributions on its common shares consisting in whole or in part of capital gain dividends as frequently as twelve times in any one taxable year so long as it complies with the conditions of the Order and maintains in effect a Distribution Policy with respect to its common shares as described in this Application. In addition, Applicants request that the Order permit each Fund to make distributions on its preferred shares (if any) that it has issued or may issue in the future consisting in whole or in part of capital gain dividends as frequently as specified by or determined in accordance with the terms thereof. Applicants submit that the requested exemption is necessary or appropriate in the public interest, consistent with the protection of investors and consistent with the purposes fairly intended by the policy and provisions of the 1940 Act.

Dated: ~~March 11~~May 13, 2026

DNP Select Income Fund Inc.

By: /s/ David Grumhaus, Jr.
Name: David Grumhaus, Jr.
Title: President and Chief Executive Officer

Dated: ~~March 11~~May 13, 2026

Duff & Phelps Utility and Infrastructure Fund Inc.

By: /s/ David Grumhaus, Jr.
Name: David Grumhaus, Jr.
Title: President and Chief Executive Officer

Dated: ~~March 11~~May 13, 2026

Duff & Phelps Investment Management Co.

By: /s/ David Grumhaus, Jr.
Name: David Grumhaus, Jr.
Title: President and Chief Investment Officer

Dated: ~~March 11~~May 13, 2026

Virtus Artificial Intelligence & Technology Opportunities Fund

By: /s/ George R. Aylward
Name: George R. Aylward
Title: President and Chief Executive Officer

Dated: ~~March 11~~May 13, 2026

Virtus Diversified Income & Convertible Fund

By: /s/ George R. Aylward
Name: George R. Aylward
Title: President and Chief Executive Officer

Dated: ~~March 11~~May 13, 2026

Virtus Dividend, Interest & Premium Strategy Fund

By: /s/ George R. Aylward
Name: George R. Aylward
Title: President and Chief Executive Officer

Dated: ~~March 11~~May 13, 2026

Virtus Equity & Convertible Income Fund

By: /s/ George R. Aylward
Name: George R. Aylward
Title: President and Chief Executive Officer

Dated: ~~March 11~~May 13, 2026

Virtus Investment Advisers, LLC

By: /s/ Richard W. Smirl
Name: Richard W. Smirl
Title: Executive Vice President

The following materials are made a part of the Application and are attached hereto:

DESIGNATION	DOCUMENT
Exhibit A.1	Resolutions of the Boards of Directors of DNP Select Income Fund Inc. and Duff & Phelps Utility and Infrastructure Fund Inc.
Exhibit A.2	Resolutions of the Boards of Trustees of Virtus Artificial Intelligence & Technologies Opportunities Fund, Virtus Diversified Income & Convertible Fund, Virtus Dividend, Interest & Premium Strategy Fund, and Virtus Equity & Convertible Income Fund
Exhibit B	Verifications
Exhibit C	Marked copy of the Applicants' application showing changes from the application of Destra Multi-Alternative Fund and Destra Capital Advisors LLC (File No. 812-15645), an application identified by the Applicants as substantially identical under Rule 0-5(e)(3).
	Marked copy of the Applicants' application showing changes from the application of Saba Capital Income & Opportunities Fund II and Saba Capital Management, L.P. (File No. 812-15561), an application identified by the Applicants as substantially identical under Rule 0-5(e)(3).
Exhibit D	Marked copy of the Applicant's application showing changes from the immediately prior version of the application filed on March 11, 2026 (File No. 812-16005)

**Resolutions of the Boards of Directors of
DNP Select Income Fund Inc. and Duff & Phelps Utility and Infrastructure Fund Inc.
February 3, 2026**

       RESOLVED, that the officers of DNP Select Income Fund Inc. ("DNP") be, and hereby are, authorized to prepare, execute and submit, on behalf of DNP, an exemptive application to the Securities and Exchange Commission for an order pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the "Act"), for an exemption from Section 19(b) of the Act and Rule 19b-1 thereunder to permit DNP to make periodic capital gain dividends (as defined in Section 852(b)(3)(C) of the Internal Revenue Code of 1986, as amended) that include long-term capital gains as frequently as twelve times in any one taxable year in respect of its common shares of beneficial interest and as often as specified by, or determined in accordance with the terms of, any preferred shares of beneficial interest issued by DNP.

       FURTHER RESOLVED, that the officers of Duff & Phelps Utility and Infrastructure Fund Inc. ("DPG", and together with DNP, the "Funds") be, and hereby are, authorized to prepare, execute and submit, on behalf of DPG, an exemptive application to the Securities and Exchange Commission for an order pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the "Act"), for an exemption from Section 19(b) of the Act and Rule 19b-1 thereunder to permit DPG to make periodic capital gain dividends (as defined in Section 852(b)(3)(C) of the Internal Revenue Code of 1986, as amended) that include long-term capital gains as frequently as twelve times in any one taxable year in respect of its common shares of beneficial interest and as often as specified by, or determined in accordance with the terms of, any preferred shares of beneficial interest issued by DPG.

       FURTHER RESOLVED, that the appropriate officers of the Funds be, and each hereby are, empowered and directed to prepare, execute and file such documents, including any amendments thereof, and to take such other actions as he or she may deem necessary, appropriate or convenient to carry out the intent and purpose of the foregoing resolution, such determination to be conclusively evidenced by the doing of such acts and the preparation, execution, and filing of such documents.

       FURTHER RESOLVED, that all actions taken by the appropriate officers of the Funds in furtherance of the actions authorized by the foregoing resolutions hereby are expressly ratified, adopted and approved.

EXHIBIT A.2

Resolutions of the Boards of Trustees of
Virtus Artificial Intelligence & Technologies Opportunities Fund, Virtus Diversified Income & Convertible Fund, Virtus Dividend, Interest & Premium Strategy Fund, and Virtus Equity & Convertible Income Fund
March 3, 2026

RESOLVED, that the officers of Virtus Artificial Intelligence & Technologies Opportunities Fund ("AIO") be, and hereby are, authorized to prepare, execute and submit, on behalf of AIO, an exemptive application to the Securities and Exchange Commission for an order pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the "Act"), for an exemption from Section 19(b) of the Act and Rule 19b-1 thereunder to permit AIO to make periodic capital gain dividends (as defined in Section 852(b)(3)(C) of the Internal Revenue Code of 1986, as amended) that include long-term capital gains as frequently as twelve times in any one taxable year in respect of its common shares of beneficial interest and as often as specified by, or determined in accordance with the terms of, any preferred shares of beneficial interest issued by AIO.

FURTHER RESOLVED, that the officers of Virtus Diversified Income & Convertible Fund ("ACV") be, and hereby are, authorized to prepare, execute and submit, on behalf of ACV, an exemptive application to the Securities and Exchange Commission for an order pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the "Act"), for an exemption from Section 19(b) of the Act and Rule 19b-1 thereunder to permit ACV to make periodic capital gain dividends (as defined in Section 852(b)(3)(C) of the Internal Revenue Code of 1986, as amended) that include long-term capital gains as frequently as twelve times in any one taxable year in respect of its common shares of beneficial interest and as often as specified by, or determined in accordance with the terms of, any preferred shares of beneficial interest issued by ACV.

FURTHER RESOLVED, that the officers of Virtus Dividend, Interest & Premium Strategy Fund ("NFJ") be, and hereby are, authorized to prepare, execute and submit, on behalf of NFJ, an exemptive application to the Securities and Exchange Commission for an order pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the "Act"), for an exemption from Section 19(b) of the Act and Rule 19b-1 thereunder to permit NFJ to make periodic capital gain dividends (as defined in Section 852(b)(3)(C) of the Internal Revenue Code of 1986, as amended) that include long-term capital gains as frequently as twelve times in any one taxable year in respect of its common shares of beneficial interest and as often as specified by, or determined in accordance with the terms of, any preferred shares of beneficial interest issued by NFJ.

FURTHER RESOLVED, that the officers of Virtus Equity & Convertible Income Fund ("NIE" and together with AIO, ACV, and NFJ, the "Funds") be, and hereby are, authorized to prepare, execute and submit, on behalf of NIE, an exemptive application to the Securities and Exchange Commission for an order pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the "Act"), for an exemption from Section 19(b) of the Act and Rule 19b-1 thereunder to permit NIE to make periodic capital gain dividends (as defined in Section 852(b)(3)(C) of the Internal Revenue Code of 1986, as amended) that include long-term capital gains as frequently as twelve times in any one taxable year in respect of its common shares of beneficial interest and as often as specified by, or determined in accordance with the terms of, any preferred shares of beneficial interest issued by NIE.

FURTHER RESOLVED, that the appropriate officers of the Funds be, and each hereby are, empowered and directed to prepare, execute and file such documents, including any amendments thereof, and to take such other actions as he or she may deem necessary, appropriate or convenient to carry out the intent and purpose of the foregoing resolution, such determination to be conclusively evidenced by the doing of such acts and the preparation, execution, and filing of such documents.

FURTHER RESOLVED, that all actions taken by the appropriate officers of the Funds in furtherance of the actions authorized by the foregoing resolutions hereby are expressly ratified, adopted and approved.

EXHIBIT B

Verifications of DNP Select Income Fund Inc., Duff & Phelps Utility and Infrastructure Fund Inc., Duff & Phelps Investment Management Co., Virtus Artificial Intelligence & Technologies Opportunities Fund, Virtus Diversified Income & Convertible Fund, Virtus Dividend, Interest & Premium Strategy Fund, and Virtus Equity & Convertible Income Fund

The undersigned states that he has duly executed the attached application dated ~~March 11~~May 13, 2026 for and on behalf of DNP Select Income Fund Inc. in his capacity as President and Chief Executive Officer of such entity and that all actions by the holders and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By: /s/ David Grumhaus, Jr.
Name: David Grumhaus, Jr.
Title: President and Chief Executive Officer

The undersigned states that he has duly executed the attached application dated ~~March 11~~May 13, 2026 for and on behalf of Duff & Phelps Utility and Infrastructure Fund Inc. in his capacity as President and Chief Executive Officer of such entity and that all actions by the holders and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By: /s/ David Grumhaus, Jr.
Name: David Grumhaus, Jr.
Title: President and Chief Executive Officer

The undersigned states that he has duly executed the attached application dated ~~March 11~~May 13, 2026 for and on behalf of Duff & Phelps Investment Management Co. in his capacity as President and Chief Investment Officer of such entity and that all actions by the holders and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By: /s/ David Grumhaus, Jr.
Name: David Grumhaus, Jr.
Title: President and Chief Investment Officer

The undersigned states that he has duly executed the attached application dated ~~March 11~~May 13, 2026 for and on behalf of Virtus Artificial Intelligence & Technologies Opportunities Fund in his capacity as President and Chief Executive Officer of such entity and that all actions by the holders and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By: /s/ George R. Aylward
Name: George R. Aylward
Title: President and Chief Executive Officer

The undersigned states that he has duly executed the attached application dated ~~March 11~~May 13, 2026 for and on behalf of Virtus Diversified Income & Convertible Fund in his capacity as President and Chief Executive Officer of such entity and that all actions by the holders and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By: /s/ George R. Aylward
Name: George R. Aylward
Title: President and Chief Executive Officer

The undersigned states that he has duly executed the attached application dated ~~March 11~~May 13, 2026 for and on behalf of Virtus Dividend, Interest & Premium Strategy Fund in his capacity as President and Chief Executive Officer of such entity and that all actions by the holders and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By: /s/ George R. Aylward
Name: George R. Aylward
Title: President and Chief Executive Officer

The undersigned states that he has duly executed the attached application dated ~~March 11~~May 13, 2026 for and on behalf of Virtus Equity & Convertible Income Fund in his capacity as President and Chief Executive Officer of such entity and that all actions by the holders and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By: /s/ George R. Aylward
Name: George R. Aylward
Title: President and Chief Executive Officer

The undersigned states that he has duly executed the attached application dated ~~March 11~~May 13, 2026 for and on behalf of Virtus Investment Advisers, LLC in his capacity as Executive Vice President of such entity and that all actions by the holders and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By: /s/ Richard W. Smirl
Name: Richard W. Smirl
Title: Executive Vice President

EXHIBIT C

Marked copies of the Application showing changes from the final versions of the two applications identified as substantially identical under Rule 0-5(e)(3).

EXHIBIT D

Marked copy of the application showing changes from the immediately prior version of the application filed on March 11, 2026 (File No. 812-16005).